Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996
www.drinkerbiddle.com

January 13, 2012

Via Edgar Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Vincent J. DiStefano

Re:	Hatteras Sector Select Fund; 811-22614, 333-177370
Hatteras Sector Select Institutional Fund; 811-22615, 333-177371

Dear Mr. DiStefano:

The following responds to your letter dated November 16, 2011 in connection with your review of the Hatteras Sector Select Fund (the “Feeder Fund”) and the Hatteras Sector Select Institutional Fund (the “Master Fund” and together with the Feeder Fund, the “Funds” or the “Registrants”) registration statement on Form N-2 filed with the Commission on October 18, 2011 (each a “Registration Statement” and together, the “Registration Statements”).  The changes to Registrants’ disclosure will be reflected in an amendment to each Fund’s Registration Statement.  The captions and pagination used below correspond to those the Feeder Fund uses in its registration statement, unless otherwise indicated.  Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statements.

Cover

1.	Please revise the statement required by Item 1.1.j. of Form N-2 to state that investing in the Fund should be considered “highly speculative” and involves an “extremely high degree of risk.”

The Registrants will make the requested change.

2.	Please provide the information required by Item 1.1.g. of Form N-2 in the tabular format shown in Form N-2.

The Registrants will make the requested change.

3.
Since the offering will be made on a “best efforts” basis, please provide the disclosure required by Instruction 5 to Item 1.1.g. of Form N-2, including a pricing table in the format set forth in Form N-2.

The Registrants will revise the pricing table to conform with the format in Form N-2.  The Registrants note that the disclosure required by Instruction 5 to Item 1.1g of Form N-2 is currently set forth in footnote 1 to the pricing table.  As disclosed in the Registration Statements, the closing is expected to occur on or around April 1, 2012, the minimum investment is $50,000 subject to the Fund’s discretion to accept investments below the minimum, and pending the closing of the initial offering (and subsequent offerings, if any) Funds received from prospective investors will be placed in an interest bearing escrow account with the Funds’ transfer agent.

4.
Disclosure in footnote 1 to the pricing table indicates that interest earned on escrowed accounts will be credited to the Fund.  Will the interest be credited to the Fund if the Fund does not accept the investment or the offering does not close for any other reason?

If the Registrant launches, the interest will be paid to the Registrant.  If The Registrant does not commence operations, the interest earned will be credited to the investor.  The Registrants will amend this section accordingly.

5.	Since the Funds’ shares have no history of public trading, please provide the disclosure required by Item 1.1.i. of Form N-2.

The Registrants note that the Funds’ shares will not be listed on any securities exchange.  The Funds provide limited liquidity to Shareholders by offering repurchases, generally quarterly beginning one year following the Funds’ initial closing, with a Valuation Date on or about March 31, June 30, September 30 and December 31.  In each repurchase offer, the Funds intend to repurchase their Shares at their NAV on the Valuation Date. Therefore, the referenced disclosure is inapplicable.

Prospectus

Fund Fees and Expenses (p. 1)

1.
Please change the caption “Interest Expense” to “Interest Payments on Borrowed Funds.” Why is the figure for this caption 0.00?  If the figure is “none”, please consider deleting this line from the table.  See Instruction 2 to Item 3.1 of Form N-2.

Because the figure for the “Interest Expense” line is “none,” this line will be deleted from the table.

2.	Disclose that the Fund does not expect to issue preferred shares. In the alternative, add a preferred share dividend expense line item to the fee table, as applicable.

Each Fund’s prospectus will be amended to disclose that the Fund does not expect to issue preferred shares by inserting the following language after the second sentence in the Summary section “The Offering”:

The Fund does not expect to issue preferred shares.

3.
Please clarify whether all expense items referenced in footnote 5 are reflected in the fee table calculations.  Organizational costs should be expensed in the first year of operations and therefore reflected in Other Expenses.  Offering costs should be capitalized and therefore not reflected in the fee table.  The Acquired Fund Fees and Expenses figure should include any incentive and performance fees paid to the Underlying Funds.

All expense items referenced in footnote 5 are reflected in the fee table calculations.

4.	Please conform disclosure of the aggregate expenses of the Master Fund and the Feeder Fund to the requirements of Instruction 10.h. to Item 3 of Form N-2.

The Feeder Fund believes that its disclosure in footnote 7 meets the obligations required by Instruction 10.h to reflect the aggregate expenses of it and the Master Fund.

5.
Why is the figure for Other Expenses not 1.40%?  Please revise the Other Expenses caption to include two sub-captions to represent the two figures currently shown in the table and include a figure of 1.40% for Other Expenses.  What is the basis for the $100 million figure used in calculating Other Expenses?

The Feeder Fund’s Other Expenses is 1.40%.  The Feeder Fund will revise its fee table and corresponding footnotes as requested.  The Feeder Fund uses a $100 million figure for calculating Other Expenses based on the anticipated amount of the Initial Closing.

6.	Please delete the last sentence from the first of the two paragraphs immediately preceding the Example.

The last sentence from the first of the two paragraphs immediately preceding the Example will be deleted as requested.

Administration Services (p.3)

1.
For what services will the Funds pay an administration fee?  How much will the Funds pay?  Is the amount set forth in the fee table?  How are the activities covered by the administration fee different from the activities covered by the Fund Servicing Fee?

An  administration fee is paid to the Administrator pursuant to an Administration Agreement that has been approved by the Board.  The complete list of services to be provided by the Administrator is set forth in Schedule A of the Administration Agreement, which is attached hereto as Attachment B.  The Administrator is responsible for performing the following, among other, services:

•	Providing office space, facilities, equipment and personnel to carry out its services under the Administration Agreement;
•	Maintaining accounts, books and other documents produced by the Administrator in connection with the services it provides to the Fund;
•
Providing accounting and reporting services, including, among other things, maintaining books, records and databases in connection therewith, coordinating with the Fund’s independent registered accounting firm and supervising the annual audit, assisting in preparing tax filings and preparing financial reports, including performing certain calculations in connection therewith;

•
Providing administration services such as maintaining a database of investor data, preparing certain notifications to investors, assisting with regulatory filings and preparing materials for meetings of the Fund’s Board of Managers; and,

•	Providing services in connection with the subscription process, such as collecting and inputting data for initial and subsequent closings.

The services to be provided to the Master Fund are substantially similar.  The Fund will pay a fixed monthly administration fee of $1,500 ($18,000 on an annualized basis) in addition to a regulatory administration fee, transfer agency fees and certain out of pocket expenses (collectively, the “Fund Administration Fee”).  In addition, the Master Fund will pay the Administrator a monthly administration fee of up to 0.060% on an annualized basis of the net assets of the Master Fund (prior to reduction for any Management Fee) (the “Master Fund Administration Fee”, and together with the Fund Administration Fee, the “Administration Fees”).  The Administration Fees are included in the fee table under “Other Expenses.”

The Fund Servicing Fee is paid to the Fund Servicing Agent pursuant to a Fund Servicing Agreement that has been approved by the Board.  As disclosed on page 3 of the prospectus, the Fund Servicing Agent is responsible, either directly or through one of its affiliates or agents, for, among other things, providing various services not required to be performed by the Administrator or other providers engaged by the Feeder Fund.  Such services include, but shall not be limited to:

(1) assisting the Fund in administering repurchases;

(2) providing the Fund with personnel to perform such executive, administrative and clerical services as are reasonably necessary to provide effective administration of the Fund and Shareholder services;

(3) as agreed from time to time with the Board in accordance with Rule 38a-1 under the 1940 Act, making available the services of appropriate compliance personnel and resources relating to compliance policies and procedures of the Fund;

(4) assisting the Fund in providing or procuring accounting services for the Fund and Shareholder capital accounts;

(5) assisting in the administration of meetings of the Board and its committees and the Shareholders;

(6) assisting in administering subscriptions and tender offers, including assistance in the preparation of regulatory filings and the transmission of cash between Shareholders and the Fund;

(7) assisting in arranging for, at the Fund’s expense, the preparation of all required tax returns;

(8) assisting in the periodic updating of each Fund’s prospectus and statement of additional information;

(9) assisting in the preparation of proxy statements to Shareholders, and the preparation of reports filed with regulatory authorities;

(10) periodically reviewing the services performed by the Fund’s service providers, and making such reports and recommendations to the Board concerning the performance of such services as the Board reasonably requests;

(11) to the extent requested by the Board or officers of the Fund, negotiating changes to the terms and provisions of the Fund’s custody, administration and escrow agreements;

(12) providing information and assistance as requested in connection with the registration of the Fund’s Shares in accordance with state securities requirements;

(13) providing assistance in connection with the preparation of the Fund’s periodic financial statements and annual audit as reasonably requested by the Board or officers of the Fund or the Fund’s independent accountants; and

(14) supervising other aspects of the Fund’s operations and providing other administrative services to the Fund.

The services to be provided to the Master Fund are substantially similar.

Summary (p. 5)

The Fund and the Shares (p. 5)

1.
Please remove the discussion of the Funds’ compliance with Internal Revenue Code requirements (essentially the second half of the first paragraph of this section) and place it with the rest of the tax disclosure.

The Registrants will make the suggested change.

Investment Objectives and Strategies (p. 5)

1.
A. Please revise this disclosure to summarize in plain English the investment strategy of the Master Fund.  B. Describe the types of investments the Master Fund will make, and how the strategy will accomplish the Funds’ investment objective.  C. Summarize the Funds’ leverage strategies, such as borrowing and sale of preferred stock.  D. Also summarize the principal strategies of the underlying hedge funds (“Underlying Funds”) in which the Master Fund will invest.  E. Please describe what is meant by “actively managed sector specific hedge fund strategies” and explain the meaning of “risk adjusted performance.”  F. Please explain the meaning of “sectors” as the term is used in this disclosure.  G. Summarize any non-hedge fund investments the Master Fund may make.  H. Please revise the Summary risk disclosure to track the revised strategy disclosure.  I. You should also move strategy disclosure, currently found in the risk disclosure sections, to strategy sections.

A. B. C. D. F.  The Feeder Fund will revise this section to read as follows:

The Master Fund has the same investment objective as the Fund, which is to provide long-term capital appreciation through a portfolio of long/short equity strategies. To achieve its objective, the Fund, through its investment in the Master Fund, seeks capital appreciation by utilizing WHM Funds managed by Wellington, which primarily invest long/short equity strategies within specific or multiple sectors.  The objective of each of the WHM Funds is to seek long-term capital appreciation primarily by investing in a portfolio of equity and equity-related securities of companies that derive a major portion of profits or anticipated profits from their specific sector or related sectors. Opportunities to enhance capital appreciation are pursued by Wellington through the use of both long and short positions, margin borrowing, derivative and other instruments or securities, and other aggressive investment strategies. The Fund, through it’s investment in the Master Fund, will invest in certain equity sectors, which include but are not limited to: finance, health care, technology, energy/natural resources, and real-estate.  The Fund may gain exposure to these sectors by investing in WHM Funds with a specific sector investment mandate or through WHM Funds which, by mandate, can invest in multiple sectors (“Multi-Sector Funds”).  Although it may do so in the future, the Fund does not currently intend to use leverage to accomplish its investment objective.

Similar changes will be made to the Master Fund’s prospectus. The Registrants already disclose that they do not expect to issue preferred shares in the Summary section “The Offering,” which the Registrants believe is the appropriate location for such disclosure.

E.	The Registrants will remove “actively-managed sector specific hedge fund strategies” and “risk adjusted performance” from this section.

G.	As disclosed in the “Investment Objective and Strategies Section”:

Although the Investment Manager does not anticipate doing so, the Master Fund may invest in securities (through direct investments and indirect investments such as through derivative transactions including but not limited to swaps and options) and pooled investment vehicles managed by advisers other than Wellington.  The Master Fund may also invest in cash, cash equivalents and short-term investments.

H.	The Registrants do not believe that any revisions to the Summary risk disclosure are necessary to track the revised strategy disclosure.

I.
The Registrants respectfully decline the comment.  The Registrants believe that the disclosures in the risk section are appropriate risk disclosures.  To remove the portions of the risk section that do not directly pertain to risk would remove context that is crucial to understanding the risks posed.

2.	Please explain why the Master Fund will invest primarily in Wellington Hedge Funds, rather than in a number of hedge funds managed by different advisers.

The investment strategy of the Master Fund is to invest primarily in Wellington Hedge Funds (the “WHM Funds”).  There is no contractual arrangement with Wellington Hedge Management, LLC, nor is there a prohibition on investment in other hedge funds.  Rather, the WHM Funds represent the investment universe that the Investment Manager intends to primarily choose from in attempting to achieve the Master Fund’s objective in much the same way that other funds may limit their universe to a particular type of security, sector or capitalization range.

3.	Please disclose the maximum percentage of an Underlying Fund’s assets the Master Fund may own.

As disclosed in the prospectus in the section titled “WHM Fund Research and Due Diligence” (p. 16), the Master Fund does not currently intend to own more than 20% of any WHM Fund.

4.
Disclosure elsewhere in the prospectus indicates the Funds will have significant overseas exposure.  Please summarize the Master Fund’s foreign investment strategies in this section.  Summarize the risks attendant with overseas investments in the Risk Factors section of the Summary.  If the Underlying Funds will invest in emerging markets, include appropriate disclosure.

The Registrants will amend the “Investment Objective and Strategies” section to add the following:

The WHM Fund managers invest globally at their discretion and they may invest in both developed and emerging markets.

In addition, the Registrants will amend the “Risk Factors” section to add the following:

Wellington Hedge Management has extensive experience trading global markets with personnel and offices located globally.

Non-U.S. exposures will be subject to currency risk that may be hedged at the discretion of the WHM Funds.  Risks attendant with overseas investments are heightened volatility, market liquidity concerns and regulatory complexity.

Repurchase Offers (p.8)

1.
We note that Shareholders may receive in-kind distributions consisting of interests in Underlying Funds and/or securities from the portfolios of these funds.  Disclose that interests in Underlying Funds and/or securities received in-kind may be subject to restrictions on resale, and describe the consequences and risks to Shareholders of acquiring and holding these assets.  Moreover, disclose if true, that certain Shareholders may be prohibited from even holding such securities.  Please also disclose that Shareholders may also incur brokerage and/or placement fees and bear market risk when they dispose of their interests in securities that they have received as a result of an in-kind distribution.

As disclosed on page 20 of the prospectus:

WHM Funds may be permitted to redeem their interests in-kind. Thus, upon the Fund’s withdrawal of all or a portion of its shares in the Master Fund, the Master Fund may liquidate certain holdings in WHM Funds. The WHM Funds may pay the Master Fund’s redemption proceeds in securities that are illiquid or difficult to value. In these circumstances, the Master Fund would seek to dispose of these securities in a manner that is in the best interests of the Master Fund. The Master Fund does not intend to make in-kind distributions to the Shareholders.

The Feeder Fund also does not intend to make in-kind distributions to Shareholders.

2.
Disclose the approximate amount of time that is likely to lapse (1) between the time a Shareholder submits a repurchase request and the effective date of repurchase and (2) between the effective date of the repurchase and the receipt of cash for Shares tendered.

(1)  As disclosed in the prospectus beginning on page 31, a Shareholder will be asked to submit a request to repurchase Shares approximately 65 days prior to the date of repurchase by the Fund (also the Valuation Date).

(2)  Further, as disclosed in the prospectus beginning on page 32, a Shareholder can expect to receive cash in exchange for its tendered Shares in two payments.  The Shareholder can expect to receive the first payment (“Initial Payment”), which will be for 95% of the value of the Shares tendered, on or before 90 calendar days after the Valuation Date.  The Shareholder can expect to receive the second payment, for the remaining value of the Shares tendered, within 45 days after the Fund’s annual audit, which will be completed within 60 days after the end of each fiscal year of the Fund, which is March 31.

Risk Factors (p. 8)

1.
Please summarize all material risks of investing in the Feeder Fund in this section, including the risks associated with short-selling, and the principal risks of investing in the Underlying Funds; the bullet point list of risk factors is insufficient.  Do the Funds intend to use leverage (e.g., derivatives and/or preferred stock) during the first twelve months of operations?  If so, please disclose the fact, and add appropriate fee table and risk disclosure.

The Registrants respectfully decline to summarize all material risks of investing in the Feeder Fund in the Summary section of the prospectus and note that there are over 50 material risks disclosed in the prospectus.  To summarize each material risk would make the Summary section too long.

The Registrants have no present intention to use leverage during the first twelve months of operation.

Use of Proceeds (p. 10)

1.
Please clarify how soon the proceeds of the sale of interests will be invested by the Fund, the reasons for any anticipated lengthy delay in investing the proceeds, and the consequences of any delay.  See Guide 1 to Form N-2 and Item 7.2 of Form N-2.  Please explain what is meant by “consistent with market conditions and the availability of suitable investments.”

The Registrants note that page 10 of the prospectus discloses that proceeds will be invested “as soon as practicable, but in no event later than three months after receipt, consistent with market conditions and the availability of suitable investments.”

The Registrants will remove from the applicable sentence: “consistent with market conditions and the availability of suitable investments.”

Distribution Arrangements (p. 10)

Sales of Shares (p.10)

1.
Please supplement the disclosure that the Feeder Fund may admit new members or allow existing members to increase their subscriptions at subsequent closings with disclosure to the effect that existing, non-participating shareholders will suffer dilution as a result.

The Registrants will add the following disclosure to the “General Risks” section of the prospectus:

Dilution from Subsequent Offerings of Shares and Master Fund Shares

The Fund may accept additional subscriptions for Shares as determined by the Board, in its sole discretion.  Additional purchases will dilute the indirect interests of existing Shareholders in the Master Fund’s investments prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent Master Fund investments underperform the prior investments.  In addition, Master Fund shares may be offered at times in addition to its initial closing as may determined by the Board in its sole discretion.  Such additional investments in the Master Fund may dilute the indirect interests of existing shareholders of the Master Fund, including the Fund, in the Master Fund investments made prior to such purchases, which could have an adverse impact on the Master Fund shares of the existing shareholders of the Master Fund, including the Fund, if subsequent Master Fund investments underperform the prior investments.  Further, in certain cases Wellington may structure performance-based compensation with such compensation being paid only if gains exceed prior losses (i.e. if the value surpasses a previous “high-water mark”).  New sales of Shares will dilute the benefit of such compensation structures to existing Shareholders.

Investment Objective and Strategies (p. 13)

Investment Objective (p. 13)

1.
Since the Funds are non-diversified, please substitute another word for “diversified” in order to avoid confusion.  Consider moving all but the first paragraph of this section to other, more appropriate locations (e.g., strategy sections), as only the first paragraph describes the Funds’ investment objective.

The Registrants will replace the word “diverse” with “multiple” and will make the same change as appropriate throughout the Registration Statements.

The Registrants will move all but the first paragraph of this section to the investment strategy section as requested.

Investment Strategies (p. 14)

1.
A. Please disclose how the Adviser will determine the sectors in which the Master Fund will invest, the amount of assets to be allocated to each sector, and when to sell them; the disclosure currently found in the subsections titled “Capital Allocation Decisions” and “Process of Portfolio Construction” (p.16) is too vague.  B. Please explain “long/short equity strategy” in plain English.  C. Please define “equity-related” as the term is used in this section.

A. The Registrants have disclosed the asset allocation ranges for each sector in the prospectus section “ALLOCATION AMONG SECTORS.”  This section lists a target allocation of 25% to multi-sector funds, which represent the broader market, and a target allocation of 75% to specific sectors (each sector equally weighted), which the Investment Manager believes will outperform the broader markets over time.  These allocations are based on the Investment Manager’s evaluation of the investment and market landscape.  The specific sectors are determined by the Investment Manager in its discretion.

B. The Long/short equity strategy is designed to take long and short positions by trading in common and preferred stock of U.S. and foreign issuers in an attempt to achieve capital appreciation.  The Registrants will add a statement to this effect.

C. As disclosed on page 14 of the prospectus, the Investment Manager defines equity-related as: “equity-related instruments (including without limitation, common and preferred stock, warrants, options, convertible stock and restricted securities).”

2.
A. Please explain how the Adviser will choose the Underlying Funds in which it will invest.  B. Please explain the meaning of “related sectors” in each sector description in which it appears.  C. In the “Financials” disclosure, please define the term “commodity owner.”

A. As is stated in the prospectus, “The Investment Manager plans to limit the Master Fund’s exposure to any one WHM Fund to 20% of the net assets of the Master Fund.  It is expected that at least 90% of the Master Fund’s net assets will be invested in WHM Funds with assets of  at least $100 million and a performance track record of at least three years, as measured from the time of the Fund’s investment.” The Registrants will revise this section to explain that, in addition to this top-down approach, the Investment Manager will also utilize its own analysis on the WHM Fund’s investment management professionals, investment philosophy, investment process and historical and expected performance.  This bottom up analysis will support the macro sector allocations and the WHM Fund selection process.

B. Applicant will change the term “and related sector(s)” to “and may also have significant exposure to other sectors”.

C. Applicant will change the term “commodity owners and producers” to “commodity exploration and production companies”.

3.	Please summarize the principal strategies of the Underlying Funds in which the Master Fund will invest.

The Registrants believe their description of the Investment Strategies of the WHM Funds on pages 14 and 15 of the prospectus is sufficient.  The Registrants also note that the Investment Manager has not identified all of the WHM Funds in which it plans to invest.

Overview of Investment Process (p. 15)

1.
Clarify whether or not, when deciding to invest in a particular Underlying Fund, the Adviser will also consider any of the following:  (1) the amount or type of performance fee charged by the investment manager; (2) purchase fees or sales charges imposed by the Underlying Fund; or (3) Underlying Fund liquidity or repurchase programs.

The Investment Manager will consider the amount and type of performance fee charged by the WHM Fund when deciding to invest in a particular WHM Fund.  As disclosed in the Registration Statements, the WHM Funds generally charge asset-based (including an annual management fee typically of 1%) and performance-based fees or allocations (typically equal to 20% of an investor’s net profits).  The Registrants note that purchase fees, sales charges and liquidity and repurchase programs are not typical to the WHM Funds, but to the extent that a WHM Fund has such characteristics, the Investment Manager will consider the foregoing when making a decision of whether to invest in the particular WHM Fund.

2.
Disclose how readily the Adviser will be able to reduce or terminate an Underlying Fund holding at the value assigned to the investment in connection with the Master Fund’s calculation of its own NAV.  In this regard, will the Master Fund be required to pay any additional amounts to terminate a position in an Underlying Fund?

As disclosed beginning on page 33 of the prospectus under “Calculation of Net Asset Value,” redemptions of interests in WHM Funds are subject to advance notice requirements, which will vary by WHM Fund.  And although redemptions of interests in WHM Funds are subject to advance notice requirements,

“WHM Funds will typically make available NAV information to holders which will represent the price at which, even in the absence of redemption activity, the WHM Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the WHM Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board and the Master Fund Board, the Investment Manager will consider whether it is appropriate, in light of all relevant circumstances, to value such interests at the NAV as reported by the WHM Funds at the time of valuation, or whether to adjust such value to reflect a premium or discount to NAV.”

As disclosed on page 35 of the prospectus:

The Master Fund may desire to dispose of an interest in a WHM Fund, but be unable to dispose of such interest, and could therefore be obligated to continue to hold the interests for an extended period of time.  In such a case, the Administrator, upon consultation with the Investment Manager, may continue to value the interests in accordance with the Valuation Procedures, without the benefit of the WHM Funds’ or their administrators’ valuations, and may, if so instructed by the Investment Manager, in its sole discretion, discount the value of the interests, if applicable, in accordance with the Valuation Procedures.

3.
Please disclose how regularly the Adviser will monitor Underlying Fund returns, contact Underlying Fund managers to discuss performance, evaluate Underlying Funds and reallocate Fund assets.  Also disclose how much time the reallocation process is expected to take.

The Registrants will add the following disclosure to this section:

As part of the Investment Manager’s ongoing diligence and monitoring process, the Investment Manager will conduct monthly updates, quarterly reviews, and annual on-site visits with the WHM Funds.  The Investment Manager will re-allocate to the WHM Funds on a periodic basis, with a more formal annual rebalance back to target allocations. A reallocation process may generally take up to, or in excess of, three months.

4.	Describe any possible impediments to monitoring the performance of the Underlying Funds on a regular basis.

The Investment Manager intends to invest substantial effort and work on continuously building and implementing performance monitoring systems that include receiving quantitative and qualitative information from each WHM Fund.  Therefore, the Investment Manager does not believe there will be any material impediments to monitoring the performance of the WHM Funds on a regular basis.

5.
Disclose whether or not there are any percentage thresholds or other parameters that the Adviser will use as guidelines when determining whether an Underlying Fund is using an inappropriate degree of leverage.

The Registrants will amend this section by adding the following:

When reviewing degrees of leverage being used by WHM Funds, the Investment Manager will utilize its understanding of long-short equity strategies and peer group reporting and analysis.  As part of the Investment Manager’s periodic review of WHM Funds, the Investment Manager will assess whether an inappropriate degree of leverage has been used.  The Investment Manager will not use any percentage thresholds as guidelines when determining whether a WHM Fund is using an inappropriate degree of leverage.

6.	Will the Adviser be given access to all of the information that it needs, on a timely basis, to enable it to perform the monitoring activities described in this section?

The Investment Manager believes that it will be given access to all of the information that it needs, on a timely basis, to enable it to perform its monitoring activities.

7.
Please provide complete disclosure of the Underlying Funds’ derivatives strategy and associated risks in an appropriate location, and summarize this disclosure in the Summary.  Please revise the disclosure to follow the observations in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  See http://www.sec.gov/divisions/ investment/guidance/ici073010.pdf.

While the Fund has permission to do so, the Fund does not currently intend to engage in derivatives transactions.  As such, the Registrant believes the current disclosure in the Registration Statement is consistent with Mr. Miller’s letter.

Investment Manager’s Right to Alter Sector Ranges (p. 16)

1.	What circumstances would prompt the Adviser to change or modify the sectors in which the Master Fund invests?

The Investment Manager will maintain an opinion on underlying WHM Funds, sectors and opportunity sets within Wellington Hedge Management.  If upon review, the Investment Manager believes sectors or their respective risk profiles have changed, the Investment Manager may adjust portfolio construction to reflect those circumstances.  Given that most underlying WHM Fund managers have independent sector expertise, the primary changes to sector exposure will be through the Master Fund’s investment in WHM Funds.

Prior Performance Information (p. 17)

1.
Please explain why you believe inclusion of this disclosure is permissible.  In your response, please provide a legal analysis supporting your position citing to any precedent or staff position relevant to your position.

In Nicholas-Applegate Mutual Funds, SEC No Action Letter (pub. avail. Aug. 6, 1996), the staff confirmed that Section 206 of the Investment Advisers Act of 1940, as amended (“Advisers Act”) would not prohibit a fund from including in its prospectus performance information regarding private accounts managed by the fund’s adviser that had substantially similar investment objectives, policies, and strategies, provided that the information was not presented in a misleading manner and did not obscure or impede understanding of information that is required to be included in the fund’s prospectus (including the fund’s own performance information). In Bramwell Growth Fund, SEC No Action Letter (pub. avail. Aug. 7, 1996), the staff took the same position with respect to the inclusion in a fund’s prospectus of standardized total return information of another registered investment company previously managed by the fund’s portfolio manager that had substantially similar investment objectives and policies.

The staff has also taken the position that a fund may use model performance in its advertising.  See Clover Capital Management, Inc., SEC No-Action Letter (pub. avail. Oct. 28, 1986) (“Clover Capital”).  The applicable legal standard governing the advertising of model or actual results is that contained in Rule 206(4)-1(a)(5) of the Advisers Act, i.e., whether the particular advertisement is false or misleading.  See Clover Capital.  The staff no longer takes the position that the use of model or actual results in an advertisement is per se fraudulent under Section 206(4); rather, this determination is one of fact.  Id.  In Clover Capital, the staff announced, “the use of model or actual results in an advertisement would be false or misleading under Rule 206(4)-1(a)(5) if it implies, or a reader would infer from it, something about the adviser’s competence or about future investment results that would not be true had the advertisement included all material facts.”  Id.  In particular, the staff focused on the adviser’s disclosure of all material facts concerning the model and its results so as to avoid unwarranted implications or inferences.

The staff set forth guideposts as to instances where model performance would create unwarranted implications and inferences, and therefore would be false or misleading.  In Clover Capital, the staff announced its view that Rule 206(4)-1(a)(5) prohibits an advertisement of model performance that:

(1) Fails to disclose the effect of material market or economic conditions on the results portrayed (e.g., an advertisement stating that the accounts of the adviser's clients appreciated in the value 25% without disclosing that the market generally appreciated 40% during the same period);

(2) Includes model results that do not reflect the deduction of advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid;1

(3) Fails to disclose whether and to what extent the results portrayed reflect the reinvestment of dividends and other earnings;

(4) Suggests or makes claims about the potential for profit without also disclosing the possibility of loss;

(5) Compares model or actual results to an index without disclosing all material facts relevant to the comparison (e.g. an advertisement that compares model results to an index without disclosing that the volatility of the index is materially different from that of the model portfolio);

(6) Fails to disclose any material conditions, objectives, or investment strategies used to obtain the results portrayed (e.g., the model portfolio contains equity stocks that are managed with a view towards capital appreciation);

(7) Fails to disclose prominently the limitations inherent in model results, particularly the fact that such results do not represent actual trading and that they may not reflect the impact that material economic and market factors might have had on the adviser's decision-making if the adviser were actually managing clients' money;

(8) Fails to disclose, if applicable, that the conditions, objectives, or investment strategies of the model portfolio changed materially during the time period portrayed in the advertisement and, if so, the effect of any such change on the results portrayed;

(9) Fails to disclose, if applicable, that any of the securities contained in, or the investment strategies followed with respect to, the model portfolio do not relate, or only partially relate, to the type of advisory services currently offered by the adviser (e.g., the model includes some types of securities that the adviser no longer recommends for its clients); and

1 The SEC staff has permitted the use of “model fees,” rather than the actual fees charged during the time period portrayed by model performance if certain disclosures are made.  See Securities Industry Ass’n, SEC No-Action Letter (pub. avail. Nov. 27, 1989).

(10) Fails to disclose, if applicable, that the adviser's clients had investment results materially different from the results portrayed in the model.

The staff noted that the above list is not all inclusive and recognized that, with respect to model results, to the extent it is more difficult to verify or objectively test the criteria underlying the model portfolio in question, the disclosure obligation of the adviser would correspondingly increase.

The Registrants’ disclosure of prior model performance (“Model Performance”) adheres to the requirements set forth in Clover Capital.  The Model Performance uses sector allocations to WHM Funds (WHM Health Care Funds, WHM Financial Funds, WHM Technology Funds, WHM Real Estate Funds, WHM Energy Funds, and WHM Multi-Sector Funds) equal to the Registrants’ target sector allocations disclosed in the prospectus.  Because, as described in the prospectus, the Investment Manager would utilize specific defined allocations among the WHM Funds, the Model Performance presented does not represent an arbitrary selection of WHM Funds but rather an application of the Registrants’ allocation methodology on a back-tested basis.  The Model Performance is net of all fund fees and expenses, including the WHM Funds’ incentive allocations to date.  The returns of the reference indexes, MSCI World Index and S&P 500 Index, assume all dividends and distributions have been reinvested.  The annualized returns (net of fees) for the one-, three-, five- and ten-year performance of the Model Performance is shown in a table against the performance of its two reference indexes, in some cases underperforming the reference indexes.  Disclosure informs investors that because WHM Real Estate Funds were included in the WHM portfolio starting in January 2004, only the remaining five strategies were included in the Model Performance, with rescaled weights, prior to this date.

The prospectus also includes disclosure that:

Simulated performance does not represent actual trading results and may not reflect the impact that material economic and market factors might have had on the Investment Manager’s decision making if it were actually managing investor’s money.  Securities of the WHM Funds held by the Master Fund will not be identical to the securities of the WHM Funds reflected in the simulated returns of the Fund for the periods shown above. Accordingly, future performance of the Fund will differ from the simulated performance.

In sum, the Registrants believe that the Model Performance is in line with the staff’s guidance under Clover Capital.  Under the facts and circumstances, investors would not be misled by the Model Performance and would not develop unwarranted implications or inferences from the Model Performance.  The Registrants believe that the Model Performance sets forth information in an accurate and useful manner to show investors prior performance of WHM Funds invested in a model consistent with the investment restrictions of the Registrants.

Conflicts of Interest (p. 18)

1.
Please disclose the Funds’ conflict of interest resolution policies in this section; reference to SAI disclosure is insufficient.  Please also provide examples of conflicts of interest that may arise as a result of the investment activities of the Adviser and the Underlying Funds.

In place of the last sentence of this section, the following disclosure will be added from the statement of addition information (“SAI”):

CONFLICTS OF INTEREST RELATING TO THE INVESTMENT MANAGER

As a general matter, the Investment Manager will consider participation by the Master Fund in all appropriate investment opportunities that are under consideration for those Other Accounts. There may be circumstances, however, under which the Investment Manager will cause one or more Other Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which the Investment Manager will commit the Master Fund’s assets. There also may be circumstances under which the Investment Manager will consider participation by Other Accounts in investment opportunities in which the Investment Manager does not intend to invest on behalf of the Master Fund, or vice versa.

The Investment Manager will evaluate for the Master Fund and for each Other Account a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Master Fund or an Other Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Master Fund and the Other Accounts in the context of any particular investment opportunity, the investment activities of the Master Fund and the Other Accounts may differ from time to time.  In addition, the fees and expenses of the Master Fund will differ from those of the Other Accounts.  Accordingly, the future performance of the Master Fund and the Other Accounts will vary.

When the Investment Manager determines that it would be appropriate for the Master Fund and one or more Other Accounts to participate in an investment at the same time, each will attempt to place and allocate orders on a basis that the Investment Manager believes to be fair and equitable, consistent with their responsibilities under applicable law.  Decisions in this regard are necessarily subjective and there is no requirement that the Master Fund participate, or participate to the same extent as the Other Accounts, in all investments or trades.  However, no participating entity or account will receive preferential treatment over any other and the Investment Committee will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

Situations may occur, however, where the Master Fund could be disadvantaged because of the investment activities conducted by the Investment Manager for the Other Accounts.  Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations (including limitations imposed with respect to WHM Funds) on the combined size of positions that may be taken for the Master Fund and the Other Accounts, thereby limiting the size of the Master Fund’s position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for the Master Fund and the Other Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments.  In particular, the Master Fund may be legally restricted from entering into a “joint transaction” (as defined in the 1940 Act) with the Other Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC.

Directors, officers, employees and affiliates of the Investment Manager may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Master Fund.  As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of the Investment Manager, or by the Investment Manager for the Other Accounts, that are the same, different or made at a different time than positions taken for the Master Fund.

Except in accordance with applicable law, the Investment Manager and its affiliates are not permitted to buy securities or other property from, or sell securities or other property to, the Master Fund.  However, subject to certain conditions imposed by applicable rules under the 1940 Act, the Master Fund may effect certain principal transactions in securities with one or more accounts managed by the Investment Manager.

Future investment activities of the Investment Manager and its affiliates, and of its directors, officers or employees, may give rise to additional conflicts of interest.

CONFLICTS OF INTEREST RELATING TO WELLINGTON

Wellington and its respective affiliates provide investment management and other services to clients other than the WHM Funds.  The Investment Manager anticipates that Wellington will consider participation by the applicable WHM Fund in all appropriate investment opportunities that are also under consideration for investment by Wellington for other investment funds and accounts managed by Wellington (“Wellington Managed Accounts”) that pursue investment programs similar to that of the applicable WHM Fund or the Master Fund. However, there can be no guarantee or assurance that Wellington will follow such practices or that Wellington will adhere to, and comply with, its stated practices, if any. In addition, circumstances may arise under which Wellington will cause its Wellington Managed Accounts to commit a larger percentage of their assets to an investment opportunity than to which Wellington will commit assets of a WHM Fund. Circumstances may also arise under which Wellington will consider participation by its Wellington Managed Accounts in investment opportunities in which Wellington intends not to invest on behalf of a WHM Fund, or vice versa.

Situations may occur where the Master Fund could be disadvantaged by investment activities conducted by Wellington for the Wellington Managed Accounts. These situations may arise as a result of, among other things: (1) legal restrictions on the combined size of positions that may be taken for a WHM Fund in which the Master Fund and/or Wellington Managed Accounts participate (collectively, “Co-Investors” and, individually, a “Co-Investor”), limiting the size of the WHM Fund’s position; (2) legal prohibitions on the Co-Investors’ participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instrument is limited.

Wellington may from time to time cause a WHM Fund to effect certain principal transactions in securities with one or more Wellington Managed Accounts, subject to certain conditions. For example, these transactions may be made in circumstances in which Wellington determined it was appropriate for the WHM Fund to purchase and a Wellington Managed Account to sell, or the WHM Fund to sell and the Wellington Managed Account to purchase, the same security or instrument on the same day.

Wellington, its affiliates and their directors, officers and employees, may buy and sell securities or other investments for their own accounts, including interests in WHM Funds, and may have conflicts of interest with respect to investments made on behalf of a WHM Fund in which the Master Fund participates. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of Wellington that are the same as, different from or made at different times than positions taken for the WHM Fund in which the Master Fund participates. Future investment activities of Wellington, or its affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest that could disadvantage the Master Fund, the Fund and, ultimately, the Fund’s Shareholders.

Wellington or its affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by Wellington or its affiliates. In addition, Wellington or its affiliates may from time to time receive research products and services in connection with the brokerage services that brokers (including, without limitation, affiliates of Wellington) may provide to one or more Wellington Managed Accounts.

Risk Factors (p. 19)

1.
This section contains substantial amounts of disclosure that is not risk disclosure:  Accordingly, remove all non-risk disclosure from this section and place it in appropriate locations in the prospectus.  For example, substantial portions of the following sections do not relate to risk disclosure:  No Operating History, Non-Diversified Status, Industry Concentration Risk, Borrowing, Use of Leverage, Valuation of WHM Funds, Bonds and other Fixed Income Securities, and Foreign Currency Transactions; Activist Trading Strategy.

The Registrants respectfully decline the comment.  The Registrants believe that these disclosures are appropriate risk disclosures.  To remove the portions of each of these disclosures that do not directly pertain to risk would remove context that is crucial to understanding the risks posed.

2.	Include in this section descriptions of all material risks associated with investment in the Funds and Underlying Funds. Strategy risk disclosure should track strategy disclosure.

The Registrants will include all material risks associated with investment in the Funds and WHM Funds in this section.  The Registrant notes the disclosure in the section “Investment Sector-Specific Investment-Related Risks” (pp. 24-25) discloses risks of the WHM Funds’ investment strategy.

General Risks (p. 19)

Repurchase Offers; Limited Liquidity; In-Kind Distributions

1.	Please disclose that shareholders receiving in-kind distributions could receive securities they are not permitted to own or sell.

As disclosed in the prospectus, the Funds do not intend to make distributions in-kind.

Valuation of WHM Funds

1.	Please explain why “[p]romoting transparency and receiving necessary information from WHM Funds may possibly be an impediment to monitoring the performance of WHM Funds on a regular basis.”

The Registrants will remove this sentence from the registration statements.

Investment in Non-Voting Securities

1.	Disclose the percentage of Master Fund assets to be invested in non-voting securities.

As disclosed in the Funds’ prospectuses, the Master Fund intends to own less than 5% of the voting securities of each WHM Fund in which it invests.  Because the Master Fund has not commenced operations, it is impossible to determine the exact percent of its assets that will be invested in non-voting securities.

Risks of Securities Activities of WHM Funds

1.	Please disclose in this section the risks of securities activities of WHM Funds; reference to SAI disclosure is insufficient.

The Registrant notes that the disclosure on pages 26-29 of the Registration Statement sufficiently discloses the risks of security activities of WHM Funds as it discloses “some of the more significant risks associated with the long/short equity style of investing and other investing strategies which may be utilized by one or more WHM Funds.”

Counterparty Credit Risk

1.
Delete from the penultimate sentence of this paragraph the following:  “with the intent to diversify.”  Please disclose how the Adviser “intends to attempt to monitor the counterparty credit risk exposure of WHM Funds.”

The Registrants will remove the following sentence from the Counterparty Credit Risk paragraph: “However, the Investment Manager, with the intent to diversify, intends to attempt to monitor counterparty credit exposure of WHM Funds.”

The Investment Manager will, as part of its periodic review of WHM Funds, monitor the counterparty credit risk exposure.

Investment Sector-Specific Investment-Related Risks (p. 24)

1.	The above title is confusing and unclear; please revise.

The Registrants will rename the section “Sector-Specific Risks.”

2.
This section references, but does not fully describe, the risks of short-selling.  Please prominently disclose all material risks of short-selling under a heading to that effect.  Please do the same for long/short investing.

The Registrants will move the “Short Selling” section on page 13 of the SAI to the risk section of the prospectus.  Because the Registrants discuss investing long and will disclose the risks of short selling, the Registrants respectfully decline to add additional disclosure on long/short selling.

Risks of Securities Activities of WHM Funds (p. 25)

1.	Why does this section not include a discussion of the risks associated with WHM Funds’ use of leverage?

The Registrants will amend the risk disclosure paragraph titled “Borrowing; Use of Leverage” on page 21 of the prospectus under “General Risks” to read as follows:

The Master Fund may leverage its investments with WHM Funds by “borrowing.” In addition, the strategies implemented by the WHM Funds typically are leveraged. Through the WHM Funds’ use of leverage (including margin borrowing and securities borrowing), a WHM Fund’s gross exposure (i.e., long exposure plus absolute short exposure) may exceed 100% of its assets and may at times exceed 200% of its assets. Additional notional exposure may be obtained by WHM Funds through derivatives and may be substantial at times.  The use of leverage increases both risk and profit potential. The Investment Manager may cause the Master Fund to use various methods to leverage investments, including (i) borrowing, (ii) swap agreements or other derivative instruments, or (iii) a combination of these methods.  The Master Fund expects that under normal business conditions it will utilize a combination of the leverage methods described above.  The Master Fund and the Fund are subject to the 1940 Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”).  This means that at any given time the value of the Master Fund’s or Fund’s total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). These limits do not apply to the WHM Funds and, therefore, the Master Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain WHM Funds.”

As a result of that leverage, a relatively small movement in the spread relationship between the securities and commodities interests the Master Fund indirectly owns and those which it has indirectly sold short may result in substantial losses.

Investors also should note that the leverage Wellington employs in its WHM Fund trading can result in an investment portfolio significantly greater than the assets allocated to its trading, which can greatly increase the Master Fund’s or Fund’s profits or losses as compared to its net assets.  Wellington’s anticipated use of short-term margin borrowings results in certain additional risks to the Master Fund and the Fund.  For example, should the securities that are pledged to brokers to secure Wellington’s margin WHM Funds decline in value, or should brokers from which Wellington has borrowed increase their maintenance margin requirements (i.e., reduce the percentage of a position that can be financed), then Wellington could be subject to a "margin call," pursuant to which Wellington must either deposit additional funds with the broker or suffer mandatory liquidation of the pledged securities to compensate for the decline in value.  In the event of a precipitous drop in the value of the assets of Wellington, Wellington might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses.

Bonds and other Fixed Income Securities

1.	Please include disclosure of risk of default.

The Registrants will add the following risk disclosure regarding defaulted debt securities:

Defaulted Debt Securities and Other Securities of Distressed Companies

Wellington may invest a WHM Fund’s assets in low grade or unrated debt securities (“high yield” or “junk” bonds) or in securities of distressed companies. Such investments involve highly significant risks. High yield bonds are regarded as being predominantly speculative as to the issuer’s ability to make payments of principal and interest. Investment in such securities involves substantial risk. Issuers of high yield debt may be highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risks associated with acquiring the securities of such issuers generally are greater than is the case with higher rated securities. The risk of loss due to default by the issuer is significantly greater for the holders of high yield bonds because such securities may be unsecured and may be subordinated to the creditors of the issuer. Investment in securities of distressed companies involves highly significant risks. Successful investing in distressed companies involves substantial time, effort and expertise, as compared to other types of investments. Information necessary to properly evaluate a distress situation may be difficult to obtain or be unavailable and the risks attendant to a restructuring or reorganization may not necessarily be identifiable or susceptible to considered analysis at the time of investment.

The prospectus already includes the following disclosure sections related to risk of default: “Counter Party Credit Risk,” “Credit Default Swaps,” and “Bank Debt Transactions.”

Derivatives

1.
Please disclose all material risks of each type of derivative security the Underlying Funds are expected to utilize; include disclosure of leverage risk associated with the use of derivatives.  Please include in strategy disclosure the types of derivatives the Underlying Funds are expected to utilize.

The Registrants note that all material risks of each type of derivative security the WHM Funds are expected to utilize are currently disclosed in either the prospectus or SAI.  The Registrants will move all such risk disclosure that is currently in the SAI to the prospectus.

As disclosed in the “Investment Objective and Strategies” section of the prospectus, the WHM Funds may invest in “reverse repurchase agreements, securities lending agreements, futures contracts, spot and forward contracts, options, swaps, and hybrid, synthetic and derivative instruments.  The WHM Funds may also use leverage (including margin borrowing) and other derivative instruments, securities, and aggressive investment strategies.”

Foreign Currency Transactions; Activist Trading Strategy

1.
These sections contain almost no risk disclosure and substantial strategy disclosure.  Please move the strategy disclosure to an appropriate location and provide disclosure of all material risks associated with foreign currency transactions and an “activist trading strategy.”

The Registrants will amend the risk section titled “FOREIGN CURRENCY TRANSACTIONS” on page 27 of the prospectus to read:

The WHM Funds portfolios may include direct and indirect investments in a number of different currencies. Any returns on, and the value of such investments may, therefore, be materially affected by exchange rate fluctuations, local exchange control, limited liquidity of the relevant foreign exchange markets, the convertibility of the currencies in question and/or other factors. A decline in the value of the currencies in which the WHM Fund investments are denominated against the U.S. dollar may result in a decrease such WHM Fund’s, and therefore the Master Fund’s and the Fund’s, net asset value. Wellington may or may not elect to hedge the value of investments made by a WHM Fund against currency fluctuations, and even if Wellington deems hedging appropriate, it may not be possible or practicable to hedge currency risk exposure. Accordingly, the performance of the WHM Fund, and therefore the Master Fund and the Fund, could be adversely affected by such currency fluctuations.

The Registrants will move the previous foreign currency transaction disclosure to the SAI.

The Registrants respectfully decline to amend the section titled “ACTIVIST TRADING STRATEGY” as the Registrants believe this is appropriate risk disclosure.

Limits of Risk Disclosures

1.	The Funds are required to disclose all material and foreseeable risks of investing in them; accordingly, delete the first two sentences of this paragraph and provide the required disclosure.

The Registrants respectfully decline this comment.  The disclosure in the first referenced sentence notes that “the related discussion of risks in the SAI, that are associated with the Fund and the Master Fund, the Shares and the WHM Funds are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund.”  This disclosure is to alert investors that there may be non-material or non-foreseeable risks that are not disclosed in the Registration Statements.

Tender Offers, Offers to Repurchase (p. 31)

1.
The prospectus indicates that repurchases are expected to occur four times a year.  It therefore appears that the Fund can repurchase Shares prior to completion of the annual audits of the Investment Funds.  Describe the potential risks to Shareholders of a repurchase without the information of an audit.

As disclosed on pages 22 of the prospectus under “Valuation of WHM Funds”:

The valuation of the Master Fund’s investments in WHM Funds is ordinarily determined based upon valuations calculated by the Administrator, based on information provided by the WHM Funds or their respective WHM Fund administrator. Although the Investment Manager reviews the valuation procedures used by Wellington and will have periodic meetings with Wellington personnel to discuss the WHM Funds, including their valuation, neither the Investment Manager nor the Administrator can confirm or review the accuracy of valuations provided by the WHM Funds or their administrators. The WHM Funds may face a conflict of interest in valuing such securities since their values will affect Wellington’s compensation.

If the valuations are consistently delayed or inaccurate as to a specific WHM Fund, the Investment Manager generally will consider whether that WHM Fund continues to be an appropriate investment for the Master Fund. The Master Fund may be unable to sell interests in such a WHM Fund quickly, and could therefore be obligated to continue to hold such interests for an extended period of time. In such a case, such interests would continue to be valued without the benefit of the WHM Funds’ valuations, and the Investment Manager may determine to discount the value of the interests or value them at zero, if deemed to be the fair value of such holding. Revisions to the Fund’s gain and loss calculations will be an ongoing process, and no appreciation or depreciation figure can be considered final until the annual audits of WHM Funds are completed. Promoting transparency and receiving necessary information from WHM Funds may possibly be an impediment to monitoring the performance WHM Funds on a regular basis.

Further, as disclosed on page 35 of the prospectus under “Calculation of Net Asset Value”:

Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund’s net assets if the judgments of the Board and/or the Investment Manager (in reliance on the WHM Funds and/or their administrators) regarding appropriate valuations should prove incorrect. The Master Fund may desire to dispose of an interest in a WHM Fund, but be unable to dispose of such interest, and could therefore be obligated to continue to hold the interests for an extended period of time. In such a case, the Administrator, upon consultation with the Investment Manager, may continue to value the interests in accordance with the Valuation Procedures, without the benefit of the WHM Funds’ or their administrators’ valuations, and may, if so instructed by the Investment Manager, in its sole discretion, discount the value of the interests, if applicable, in accordance with the Valuation Procedures.

In addition, as disclosed on page 32 of the prospectus under “Tender/Repurchase Procedures,” Shareholders are entitled to an Initial Payment of 95% of the estimated NAV of their repurchased Shares, determined as of the Valuation Date, within 90 days of the Valuation Date.  The remaining value of Shareholders’ repurchased Shares will be paid the balance in a second and final payment (“Final Payment”) within 45 days after the completion of the annual audit. It is anticipated that the annual audit of the financial statements of the Fund will be completed within 60 days after the end of each fiscal year of the Fund.

Calculation of Net Asset Value (p. 33)

1.
The disclosure pertaining to the Fund’s valuation procedures indicates the Fund will defer to the Investment Funds’ valuation methodologies.  Please explain why this is consistent with the duties of the Fund’s Board to determine fair valuation procedures.

The Registrants respectfully decline the comment as the prospectus does not indicate that the Fund will defer to the WHM Funds’ valuation methodologies.

2.
With respect to the valuation discussion see, generally, the net asset valuation discussion contained in DB Hedge Fund Strategies Fund LLC, filed August 27, 2002 (Securities Act Registration Number 333-72104).  In this regard, confirm, add to or revise, as appropriate, all applicable sections of the prospectus (not merely the discussion appearing under the heading “Net Asset Valuation”) consistent with, but not limited to, the DB Hedge Fund Strategies Fund LLC net asset valuation discussion.

The Registration Statement is consistent with DB Hedge Strategies Fund LLC.

3.
The Funds should also add disclosure indicating that the Funds have clear written policies and procedures regarding valuation reports submitted to the Board and the methodology for making valuation decisions.  At a minimum, the procedures should seek to ensure that the Funds are able to reliably determine the value of the investments in Underlying Funds.  Please provide us with a copy of the valuation procedures adopted by the Funds’ Board.

As mentioned in this section and disclosed under “Calculation of Net Asset Value,” the Board has adopted and approved written policies and procedures for purposes of determining the fair value of the securities held by the Fund, including the fair value of the Fund’s investment in WHM Funds.

The Fund’s Valuation Procedures are provided as Attachment A to this response letter.

4.
Add a statement indicating generally the period of time that is expected to elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the investment managers of the Investment Funds.  Clarify whether a Shareholder may have a cause of action if he or she purchases under valuations that are not appropriate.

The Registrants will add the following disclosure:

The Master Fund generally expects that it will receive valuation information relating to WHM Funds approximately 30 days following each month-end, the time at which the WHM Funds generally value their portfolios.

The Registrants know of no rules requiring disclosure of possible and theoretical causes of action by investors and therefore respectfully decline the comment.

5.	How will NAV be calculated in the event that the last day of a fiscal period is a holiday?

The Feeder Fund and the Master Fund calculate its NAV on the close of business on the last day of each month, as disclosed in the first sentence under “Calculation of Net Asset Value” on page 33 of the Prospectus.

In the event that the last day of the month is a holiday, the Fund will calculate its NAV as of the close of the last business day prior to such holiday.

Distributions (p. 36)

1.
Will the Funds make distributions including return of capital?  If so, revise the prospectus to disclose this fact and to describe the consequences of return of capital.  Include in the disclosure the fact that return of capital is not earnings and profits, but is a return of the shareholder’s original investment and that return of capital will lower the shareholder’s basis in the investment.  Disclose that this will result in higher taxes when sold, possibly even if it is sold for a loss.

The Funds will not make distributions including return of capital.

SAI

Fundamental Policies (p. 2)

1.
Please revise the concentration policy to conform to the requirements of the 1940 Act, i.e., state that concentration is investing at least 25% of the Funds’ assets in an industry or group of industries.

The Fund’s concentration policy on page 2 of the SAI will be amended to state that the Fund may not concentrate in “a single industry or group of industries.”

In addition, the following sentence will be added to this section on page 3:

Although the Fund will not knowingly concentrate in an industry or group of industries, the core positions of any WHM Fund may consist of a limited number of companies and may be concentrated in a particular industry or group of industries.

General

As requested, the Funds acknowledge that:

•	The Funds are responsible for the adequacy and the accuracy of the disclosure in the filings;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff’) or changes to disclosure in response to SEC Staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filings; and

•	the Funds may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*  *  *

We thank you for your assistance.  If you should have any questions regarding the Fund’s responses to your comments, please do not hesitate to contact the undersigned at (215) 988-2959.

Sincerely,
/s/ Joshua Deringer
Joshua Deringer

Enc:
Valuation Procedures
Administration Agreement

VALUATION POLICY December 1, 2010 Amended September 14, 2011 Amended December 19, 2011

Table of Contents
Section 1: Objective and Scope	1
1.1 Objective	1
1.2 Scope	1
Section 2: Responsibilities	3
2.1 Directors of the Funds	3
2.2 Administrator of the Funds	3
2.3 Hatteras Funds	4
2.4 Valuation Committee(s)	4
Section 3: Valuation Principles - Securities	5
3.1 Short Term Investments	5
3.2 Equities	5
3.3 Mutual Funds and etfs	6
3.4 Fixed Income Securities	6
3.5 Foreign Exchange and Investments denominated in foreign currencies	6
3.6 Bank Debt and Trade Claims	6
3.7 Rights and Warrants	7
3.8 Fair Valued Securities	7
3.9 Restricted Securities	7
Section 4: Valuation Principles – Derivatives	8
4.1 Futures	8
4.2 Listed Options	8
4.3 Swaps	8
Section 5: Valuation Principles – Investments in Funds	8
5.1 Investments in Adviser Funds, including Private Equity Funds	8
Section 6: Valuation Principles – Restricted Securities of Private Companies	9
6.1 Restricted Securities of Private Companies	9
Section 7: Other	10
7.1 Broker Quoted Securities	10
7.2 ASC 820 Reporting	11
7.3 NAV Errors	11

1.	Objective and Scope

1.1	Objective

Hatteras Funds represents three registered investment advisors, who serve as the investment manager to a variety of pooled investment products. The three registered investment advisors under the Hatteras Funds label are Hatteras Investments Partners, LLC (“HIP”), Hatteras Capital Investment Management, LLC (“HCIM”), and Hatteras Alternative Mutual Funds, LLC (“HAMF”) (collectively, the “Hatteras Advisors”). This document summarizes the principles, governance, controls and procedures used to value investments held by the funds listed in 1.2 below (the “Funds”) in accordance with the valuation principles set out in the prospectuses or private placement memoranda (the “prospectuses”) of the Funds, for the purpose of calculating the net asset value (“NAV”) of the Funds and NAV per share of the Funds.

The principles and policies set forth below shall govern a Fund to the extent a Fund invests in certain securities described therein.

“Shares” shall mean the applicable interests of a Fund, and will mean limited partnership interests, units of limited partnership interests, and shares of beneficial interest, as context requires.

“Directors” shall mean Directors, Trustees or Managers of the Funds or a Fund, as context requires.

“Advisor Funds” shall mean the investment vehicles in which a Fund invests, but shall not include the series of Underlying Funds Trust (“Portfolios”) in which Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Debt Fund, Hatteras Long/Short Equity Fund and Hatteras Hedged Strategies Fund invest directly.

“Sub-Advisor” shall mean a sub-adviser of a Portfolio. When the principles and policies below refer to a Sub-Advisor, they shall specifically apply to Underlying Funds Trust, the Portfolios, Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Debt Fund, Hatteras Long/Short Equity Fund and Hatteras Hedged Strategies Fund although they may also apply to other Funds, as context requires.

“Funds” shall include the Portfolios, as context requires.

1.2	Scope

This Valuation Policy has been approved and adopted by the Board of Directors (“Board”) of each Fund listed below. In addition, this policy has also been approved by each of the Hatteras Advisors in its respective capacity as investment manager for each Fund, and adopted by the third party administrator of each Fund, as applicable (the “Administrator”).

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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FUND	ADVISOR	ADMINISTRATOR****
Hatteras Master Fund, LP*	HIP	JDC
Hatteras Multi-Strategy Fund, L.P.	HIP	JDC
Hatteras Multi-Strategy TEI Fund, L.P.	HIP	JDC
Hatteras Multi-Strategy Institutional Fund, L.P.	HIP	JDC
Hatteras Multi-Strategy TEI Institutional Fund, L.P.	HIP	JDC
Hatteras Multi-Strategy 3c1 Fund, L.P. **	HIP	JDC
Hatteras Multi-Strategy Offshore Fund, LDC**	HIP	JDC
Hatteras Alpha Hedged Strategies Fund	HAMF	USBFS
Hatteras Long/Short Debt Fund	HAMF	USBFS
Hatteras Long/Short Equity Fund	HAMF	USBFS
Hatteras Hedged Strategies Fund	HAMF	USBFS
Underlying Funds Trust	HAMF	USBFS
Long/Short Equity***	HAMF	USBFS
Market Neutral***	HAMF	USBFS
Relative Value – Long/Short Debt***	HAMF	USBFS
Managed Futures***	HAMF	USBFS
Event Driven***	HAMF	USBFS
Hatteras Late Stage VC Fund I, LP **	HCIM	JDC
Hatteras VC Co-investment Fund II, LLC	HCIM	JDC
Hatteras Global Private Equity Partners Institutional, LLC	HCIM	JDC
Hatteras GPEP 3(c)7 Fund, LP **	HCIM	JDC
Hatteras GPEP Fund II, LLC	HCIM	JDC
Hatteras Sector Select Institutional Fund*	HCIM	JDC
Hatteras Sector Select Fund	HCIM	JDC

*
A master fund in a “master-feeder” structure. Hatteras Master Fund, L.P. is master fund to the following feeder funds: Hatteras Multi-Strategy Fund, L.P., Hatteras Multi-Strategy TEI Fund, L.P., Hatteras Multi-Strategy Institutional Fund, L.P., Hatteras Multi-Strategy Institutional TEI Fund, L.P., Hatteras Multi-Strategy Offshore Fund, Ltd., and Hatteras Multi-Strategy 3c1 Fund, L.P. Hatteras Sector Select Institutional Fund is master fund to the Hatteras Sector Select Fund.

**	Private investment fund; policy adopted by the Hatteras Advisor acting as investment manager.
***
Each Portfolio is a series of Underlying Funds Trust. Each Portfolio is offered in a private placement to Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Debt Fund, Hatteras Long/Short Equity Fund and Hatteras Hedged Strategies Fund. Each Portfolio is advised by a Sub-Advisor.

****	JDC: JD Clark, a division of UMB Fund Services. USBFS: US Bank Fund Services.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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2.	Responsibilities

2.1	Directors of the Funds

All of the non-private funds listed above are investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Board for each of these Funds is responsible for the calculation of the respective Fund’s NAV. The Board has delegated this responsibility to the Hatteras Advisor of each Fund pursuant to the terms of an investment management agreement entered into between the Fund and the Hatteras Advisor, as applicable, and to the Administrator under the terms of the respective Fund’s administrative services agreement entered into between the Fund and the Administrator, as applicable. The Hatteras Advisor of a Fund (and also, in the case of Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Debt Fund, Hatteras Long/Short Equity Fund and Hatteras Hedged Strategies Fund, a valuation committee comprised of independent Directors and members of HAMF, and, in the case of Hatteras Global Private Equity Partners Institutional, LLC and Hatteras GPEP Fund II, LLC, a valuation committee comprised of members of HCIM and members of Capvent US Advisors, LLC, the Fund’s sub-adviser) oversees the valuation of that Fund’s investment in accordance with these policies and procedures, subject in all cases to the oversight of the respective Board.

2.2	Administrator of the Funds

An Administrator has been appointed by each Fund (as designated in the Fund Matrix in the Scope of the Valuation Policy (Section 1.2)) to calculate the NAV and the NAV per share of each Fund pursuant to the terms of an administrative services agreement with each Fund.

The NAV will be determined by the Administrator by independently verifying prices obtained for each investment in the Fund via pricing services, broker quotes, or fair value pricing. The frequency by which the NAV is calculated is determined by the Fund prospectus.

In addition to independent price verification, the Administrator exercises controls to ensure the NAV calculation is materially accurate. These controls include but are not limited to:
•	Position and return reconciliations
•	Cash reconciliations to all bank and prime broker accounts
•	Reconciliation and management review of all fee accruals

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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2.3	Hatteras Funds

Each of the Hatteras Advisors, in their respective capacity as investment manager, are responsible for providing risk oversight, liquidity determinations, and valuation review for the Funds.

2.4	Valuation Committee(s)

All Funds but Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Debt Fund, Hatteras Long/Short Equity Fund, Hatteras Hedged Strategies Fund, Hatteras Global Private Equity Partners Institutional, LLC and Hatteras GPEP Fund II, LLC have a valuation committee comprised of members of the respective Hatteras Advisor’s portfolio management and fund accounting departments. Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Debt Fund, Hatteras Long/Short Equity Fund and Hatteras Hedged Strategies Fund each has a valuation committee comprised of independent Directors and members of HAMF. Hatteras Global Private Equity Partners Institutional, LLC and Hatteras GPEP Fund II, LLC have a valuation committee comprised of members of HCIM and members of Capvent US Advisors, LLC, the Fund’s sub-adviser. The valuation committee of a Fund periodically reviews the controls and procedures surrounding valuation and is consulted when concerns arise that the established valuation procedures do not reflect fair value for a particular holding or security in that respective Fund. All determinations of fair value made by a Fund’s valuation committee, including the factors considered and the valuation methodology employed, will be fully documented.

Each Fund’s valuation committee shall review the appropriateness of the valuation based on any new information or changes in assumptions regarding the security, reliable public market quotations, actual trade prices or other information that becomes available subsequent to the initial fair value determination on a daily basis. If changes are identified, that valuation committee will reconsider the original valuation and revise it accordingly.

Any determinations of fair value made by a Fund’s valuation committee will be presented to that Fund’s Board at its regularly scheduled quarterly Board meetings and the Board shall be notified when the security is no longer being fair valued. The Board will also receive summary reports at each regularly scheduled quarterly Board meeting that shall contain a discussion of the information and factors considered by the Fund’s valuation committee that support the determination of the valuation.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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3.	Valuation Principles - Securities

The valuation principles described below are derived from the general valuation principles set out in the prospectuses of the Funds.

3.1	Short Term Investments

Short-term investments include interest-bearing accounts, certificates of deposits, and bank sponsored money market funds. Short-term investments are valued at cost, or amortized cost for short term investments with maturities of less than 60 days. Interest is accrued daily.

Repurchase and reverse repurchase agreements are valued at amortized cost. The income earned is accrued on a yield to maturity basis from the date of acquisition to the date of maturity.

3.2	Equities

Equity securities for which exchange quotations are readily available and that are listed on a national securities exchange or quoted on NASDAQ (other than listed options) are valued on the basis of the last sale price quoted in its primary market, or the NASDAQ official closing price, on the valuation day. [The primary sources for prices on exchange listed equity securities are Interactive Data Corporation (“IDC”) and Bloomberg.]

Alternatively, if no last sale information is available on the valuation day such securities are valued at the mean of the most recent bid and asked prices.

For non-exchange traded equity securities, including unlisted preferred stocks and unlisted ADRs, the evaluated mean price is used. The primary source is IDC Fund Plus website, which uses an evaluation methodology that takes into account various factors including institutional size trading units, yield, quality, coupon rate, maturity, type of issue and other trading data. These valuations are obtained by a staff of bond evaluators who stay in constant contact with the market and who monitor various industry publications and electronic sources of valuations.

For non-exchange traded OTC equities and ‘pink sheet’ quotes, the last sale price as quoted by NASDAQ is used. If no sales are reported, as may be the case for securities traded over the counter, securities are valued using the bid and asked prices obtained from the ‘pink sheets’ as furnished by the pricing service, IDC , if available.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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3.3	Mutual Funds and ETFs

Mutual funds and Exchange Traded Funds (ETFs) are valued based on the last trade price in its primary market on the valuation day. The primary source for mutual funds and ETFs will be IDC. Backup sources include Bloomberg and Thomson Reuters.

3.4	Fixed Income Securities

In general, fixed income securities are valued using the evaluated bid method, where bid prices are used for long positions and ask prices are used for short positions. The primary sources for prices on fixed income securities are third party pricing services primarily IDC but may include other providers as are commonly used in the industry such as Thomson Reuters and Pricing Direct Inc.

Also, see broker quoted securities, Section 7.1.

3.5	Foreign Exchange and Investments denominated in foreign currencies

Foreign securities will be priced in their local currencies as of the close of their primary exchange or market or as of the time of their valuation, whichever is earlier.

Foreign securities, currencies and other assets denominated in foreign currencies are then converted into U.S. dollars at the exchange rate of such currencies against the U.S. dollar, as provided by an approved pricing service. All assets denominated in foreign currencies will be converted into U.S. dollars using the applicable currency exchange rates as of the close of the New York Stock Exchange, generally 4:00 p.m. Eastern Standard Time (“EST”).

In absence of a price or the occurrence of events that occur after a foreign exchange closes that affect the value of certain holdings, the Hatteras Advisor or Sub-Advisor may be required to provide a fair value for the security.

The primary source for foreign exchange rates is WM Reuters delivered by IDC. For certain illiquid currencies not included on the electronic feed, forward points and deposit rates are provided by the Adviser Fund or Sub-Advisor.

3.6	Bank Debt and Trade Claims

The primary source for pricing bank debt is Markit pricing services delivered through IDC. In the absence of pricing from these services, broker pricing will be used. The Administrator will examine broker quotes on a monthly basis and solicit feedback from the
While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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Fund’s portfolio manager or Sub-Advisor, if applicable. Any outliers will be excluded where it is determined by the Administrator that such quotes are not fairly representative of exit price. Further, the Administrator will give priority to quotes received from parties (broker, dealers) that stand ready to trade at such levels on their own account over parties that are merely bringing buyers and sellers together (i.e., indicative quotes will be given preference).

3.7	Rights and Warrants

Rights and warrants are valued at the last reported sale price on the primary exchange on which they are traded. The primary source for mutual funds and ETFs will be IDC. Backup sources include Bloomberg and Thomson Reuters. In the absence of sale information, rights and warrants may be valued under the Fair Value methodology described in Section 3.8.

3.8	Fair valued securities

Portfolio securities for which current market quotations are not readily available are "fair valued" pursuant to this policy as adopted by the Boards of Directors. The Hatteras Advisor or Sub-Advisor determines fair value prices in accordance with this policy, and such valuations are communicated to the Administrator by the Hatteras Advisor or SubAdvisor.

In general, the fair value of a security or other asset will be the amount the owner of the security or asset might reasonably expect to receive in an orderly liquidation. The fair value of an interest in an Adviser Fund is the amount that the Fund could reasonably expect to receive from the Adviser Fund if the Fund’s interest was redeemed at the time of the valuation, based on the information reasonably available at the time the valuation is made and that the Fund believes to be reliable. Processes to determine fair value for a Fund’s investments in Adviser Funds and restricted securities in private companies are listed in more detail below in sections 5.1 and 6.1, respectively.

3.9	Restricted securities of public companies

Restricted securities are valued as of the date the Fund and Portfolio acquires an enforceable right to obtain the securities. Depending upon the circumstances of the purchase, such a right could be evidenced by the broker’s confirmation. If the purchase is conditioned on the execution of an agreement of purchase and sale, valuation should be as of the date such agreement has been executed on behalf of the Fund and Portfolio and the seller. If the purchase is conditioned upon the fulfillment of certain conditions, the securities should be valued as of the date the conditions are satisfied.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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The Hatteras Advisor or Sub-Advisor may determine that restricted securities require an additional discount due to the terms limiting the sale of the security. The Hatteras Advisor or Sub-Advisor will determine the appropriate discount, where applicable.

4.	Valuation Principles - Derivatives

4.1	Futures
Futures contracts are valued at settled close, generally 4:15 EST. The primary source for financial futures valuations is Bloomberg. In absence of sales activity, the Hatteras Adviser or Sub-Advisor may be required to provide a fair value for the security.

4.2	Listed Options

Listed options are valued at their composite price, which is the last traded price as of 4:15 EST and is taken across all exchanges where the options are traded. In the absence of a traded price, the mean of the highest bid and lowest ask are taken across all the exchanges. The primary source for prices on listed options is IDC.

4.3	Swaps

Valuations are obtained by a staff of evaluators who stay in constant contact with the market and who monitor various industry publications and electronic sources of valuations. The primary source for swap prices is Pricing Direct Inc. (PDI).

5.	Valuation Principles – Investments in Funds

5.1	Investments in Adviser Funds, including Private Equity Funds

ASC 820-10-35, “Investments in Certain Entities that Calculate Net Asset Value Per Share (Or its Equivalent)” (“ASU 2009-12”) became effective for interim and annual periods ending after December 15, 2009. ASU 2009-12 permits a reporting entity to measure the fair value of an investment that does not have a readily determinable fair value, based on the NAV per share of the investment as a practical expedient, without further adjustment, unless it is probable that the investment will be sold at a value significantly different than the NAV. If the practical expedient NAV is not as of the reporting entity’s measurement date, then the NAV should be adjusted to reflect any significant events that may change the valuation. In using the NAV as a practical expedient, certain attributes of the investment, that may impact the fair value of the investment, are not considered in measuring fair value. Attributes of those investments include the investment strategies of the investees

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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and may also include, but are not limited to, restrictions on the investor’s ability to redeem its investments at the measurement date and any unfunded commitments.

Hatteras Advisors may engage independent third party valuation specialists to review the valuation procedures of Adviser Funds so that the Funds might rely on the NAV reported by the Adviser Funds.

Where the Funds invest directly in Adviser Funds, such as limited partnership interests in a fund of funds structure, and where the Adviser Fund calculates a NAV on a periodic basis, Hatteras Advisors will value the interest in the Adviser Fund based on the NAV calculated by the Adviser Fund’s manager or third party administrator. Investments in Adviser Funds are subject to the terms of the Adviser Funds’ offering documents. Valuations of the Adviser Funds may be subject to estimates and are net of management and performance incentive fees or allocations payable to the Adviser Funds’ manager as required by the Adviser Funds’ offering documents. If the Hatteras Advisor determines that the most recent value reported by any Adviser Fund does not represent fair value or if any Adviser Fund fails to report a value to the Fund, a fair value determination is made under these procedures established by and under the general supervision of the Board. Because of the inherent uncertainty in valuation, the estimated values may differ from the values that would have been used had a ready market for the securities existed, and the differences could be material.

The interests of some Adviser Funds, primarily investments in private equity funds, may be valued less frequently than the calculation of the Fund’s NAV. Therefore, the reported performance of the Adviser Fund may lag the reporting period of the Fund.

6.	Valuation Principles - Restricted Securities of Private Companies

6.1	Restricted Securities of Private Companies

Hatteras Advisors value restricted securities of private companies at the time of acquisition at the cost to acquire such securities. This valuation method is justified because, at the time of valuation, the Hatteras Advisor investment professionals have recently completed their due diligence and determined that the price paid for the investment is appropriate. In addition, other venture capital or institutional investors usually invest alongside the Hatteras Advisor’s clients, confirming that valuation. The Hatteras Advisors typically will adjust the value of these securities at the following times:

a.
When the issuer of these securities completes a significant financing (such as a new venture capital round). The Hatteras Advisors will consider certain factors when determining whether or not the financing should affect the valuation of the security, including, for example: (i) whether the terms of the securities to be sold in the new round of financing are substantially similar in the terms of the securities held by the Adviser Fund(s), and (ii) size of investment and the level of

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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investment sophistication of the subsequent investors. The restricted securities held by an Adviser Fund will typically be adjusted to a value equal to the price of the securities issued in that financing, adjusted as the Hatteras Advisor deems appropriate, in its exclusive discretion, for any material difference in terms between the securities owned by the Adviser Fund and such newly issued securities.

B.	At any time that the Hatteras Advisor, in its exclusive discretion, believes warrants adjustment based on various relevant factors, which may include but are not limited to the following:

(i)     The market approach - whereby fair value is derived by reference to observable valuation measures for comparable companies or assets – e.g., multiplying a key performance metric of the investee company or asset, such as EBITDA, by a relevant valuation multiple observed in the range of comparable companies or transactions – adjusted by the Hatteras Advisor for differences between the investment and the referenced comparables and in some instances by reference to option pricing models or other similar methods.

(ii) The income approach – such as the discounted cash flow method, based on the current financial position and operating results of the issuer.

(iii) Cost for a period of time after an acquisition (where such amount is determined by the adviser to be the best indicator of fair value).

C.
When a public market develops for the security, so long as the securities held by the Adviser Funds continue to be restricted (whether by law or contract), it will be valued as set forth under “Equities” in Part 3.2 above.

Hatteras Advisors may discount the values of restricted securities of private companies further due to the illiquidity of such securities, and the uncertainty of when the securities may become marketable. Estimates and assumptions of fair value of the securities of private companies may differ significantly from the values that would have been used had a ready market existed, and the differences could be material.

7.	Other

7.1	Broker quoted securities

In the event that one or more broker quotes are the only available price for a security, the quotes will be obtained as frequently as possible. The fund will use the mean between the most recent quoted bid and asked prices provided by each broker/dealer. In cases where 3 independent quotes are not available, the sub-advisor will seek to determine the price based on quotes from as many brokers as possible. Alternatively, quotes obtained from Bloomberg may be utilized.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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The funds may also utilize an administrative service to gather broker quotes. Any quotes gathered through such a service will be utilized in a manner as if the quote had been obtained directly from the broker.

7.2	ASC 820 Reporting

The Funds’ classify their assets and liabilities that are reported at fair value into three levels based on the lowest level of input that is significant to the fair value measurement. Estimated values may differ from the values that would have been used if a ready market existed or if the investments were liquidated at the valuation date.

The three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of a Fund’s investments. The inputs are summarized in the three broad levels listed below:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, ability to redeem in the near term from Adviser Funds, etc.). Investments in Adviser Funds with quarterly liquidity features will generally qualify as Level 2 assets.

Level 3 – significant unobservable inputs (including the Master Fund’s own assumptions in determining the fair value of investments). Investments in Adviser Funds with liquidity terms less frequently than quarterly, or which are currently gated or have suspended redemptions, will generally qualify as Level 3 assets.

7.3	NAV Errors

The following procedures will be followed for handling NAV errors:

Immediately upon becoming aware that a material error has occurred in the calculation of a Fund’s or a Portfolio’s NAV, the Administrator shall contact the appropriate Hatteras Advisor. The Administrator shall investigate the nature and cause of the NAV error through any and all necessary means and in enough detail to accurately determine the

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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materiality of the error, the type of corrective action required, and the party or parties responsible for the NAV error.

In determining what corrective action is required, the Administrator shall use the following guidelines:

1.	Errors that impact the Fund’s or Portfolio’s NAV by $.01 per share or more are considered material.

2.
If the NAV error is equal to or exceeds $.01 per share but is less than 0.5% of the Fund’s or Portfolio’s NAV, it is then determined whether there was a total Fund/ Portfolio loss or total Fund/ Portfolio benefit. If the Fund/Portfolio incurred a total Fund/Portfolio benefit, then no action need be taken, the fund retains the gains. If the Fund/Portfolio incurred a total net loss, then the responsible party should reimburse the Fund/Portfolio for the loss or pay for the cost of reprocessing. A net loss occurs when the NAV is overstated and there are net redemptions from the Fund, or when the NAV is understated and there are net purchases of the Fund.

3.
If the NAV error is equal to or exceeds $.01 per share and is equal to or exceeds 0.5% of the Fund’s or the Portfolio’s NAV, individual shareholder transactions impacted by more than a de minimis amount will be reprocessed and/or payments must be made by the responsible party to the Fund or the Portfolio to make it whole for the economic benefit realized by some shareholders (and the corresponding detriment to the Fund or the Portfolio) as a result of the NAV error.

4.
In the case of one or more NAV errors that, when considered cumulatively, impact the Fund’s or Portfolio’s NAV by $.01 and that fluctuates above and below 0.5% of the Fund’s or Portfolio’s NAV, individual shareholder account adjustments should be effected for those days where the error was equal to or exceeded 0.5% of the NAV and the shareholder account losses exceeded a de minimis amount. With respect to the remaining days, the guidelines in 7.3 (2) apply.

In accordance with the above guidelines, the Administrator will take all steps necessary to recover amounts due a Fund or a Portfolio from the party or parties responsible for the NAV error and will reprocess shareholder transactions, if necessary.

The Administrator will contact the appropriate Hatteras Advisor, the Chairman of the Board and Fund counsel to report on the final corrective action it has taken and the results thereof.

The Administrator will distribute to each Board, with copies to the Hatteras Advisor and Fund counsel, a written explanation regarding the circumstances surrounding the NAV

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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error, the level of materiality, the corrective action taken, and any subsequent action required or recommended.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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ADMINISTRATION, FUND ACCOUNTING AND RECORDKEEPING AGREEMENT

THIS AGREEMENT is made as of this _____ day of _____________, 2011, by and between Hatteras Sector Select Fund, a Delaware statutory trust (the “Fund”), and UMB Fund Services, Inc., a Wisconsin corporation (the “Administrator”).

WHEREAS, the Fund is a limited liability company which is registered as a closed-end, non-diversified management investment company under the provisions of the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Fund is a “feeder” fund, investing substantially all of its assets into, and conducting its investment activities through, the Hatteras Sector Select Institutional Fund (the “Master Fund”).  The Fund is authorized to offer and sell shares of beneficial interest in the Fund, which represent an investment in the Master Fund (the “Shares”) in reliance on exemptions provided in the Securities Act of 1933 (the “Securities Act”) and state securities laws for transactions not involving any public offering; and

WHEREAS, in pursuit of its investment objective, the Master Fund will invest its assets primarily in funds managed by other investment advisers (“Underlying Adviser Funds”); and

WHEREAS, the Fund and the Administrator desire to enter into an agreement pursuant to which the Administrator shall provide certain administration, fund accounting and recordkeeping services to the Fund.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.         Appointment

The Fund hereby appoints the Administrator as administrator, fund accountant and recordkeeper of the Fund for the period and on the terms set forth in this Agreement.  The Administrator accepts such appointment and agrees to render the services herein set forth, for the compensation herein provided.

2.         Services

(a)         Subject to the direction and control of the Fund and utilizing information provided by the Fund and its agents and service providers, the Administrator will provide the services listed on Schedule A hereto.  The duties of the Administrator shall be confined to those expressly set forth therein, and no implied duties are assumed by or may be asserted against the Administrator hereunder.  The Fund agrees not to (i) make any modifications to its registration statement or (ii) adopt any policies, which would materially increase the obligations and responsibilities of the Administrator hereunder without the prior written approval of the Administrator, which approval shall not be unreasonably withheld.

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(b)         Hatteras Capital Investment Management, LLC (the “Manager”), the investment manager of the Master Fund, shall use reasonable efforts to cause the investment adviser(s) and sub-advisers, including any advisers to the Underlying Adviser Funds (each a “Portfolio Manager”), the administrators to the Underlying Adviser Funds, prime broker and/or custodian, legal counsel, independent accountants and other service providers and agents, past or present, for the Fund to cooperate with the Administrator and to provide the Administrator with such information, documents and advice relating to the Fund as necessary and/or appropriate or as requested by the Administrator, in order to enable the Administrator to perform its duties hereunder.  In connection with its duties hereunder, the Administrator shall (without investigation or verification) be entitled and is hereby instructed to, rely upon any and all oral or written instructions, advice, information or documents provided to the Administrator by an officer or representative of the Manager or the Fund or by any of the aforementioned persons.  The Administrator shall be entitled to rely on any document that it reasonably believes to be genuine and to have been signed or presented by the proper party.  Fees charged by such persons shall not be an expense of the Administrator. The Administrator shall not be held to have notice of any change of authority of any officer, agent, representative or employee of the Manager, the Fund, Portfolio Managers or service provider until receipt of written notice thereof from the Fund.

(c)         At any time, the Administrator may request instructions from the Fund with respect to any matter arising in connection with this Agreement.  If such instructions are not received within a reasonable time, the Administrator may seek advice from legal counsel for the Fund at the expense of the Fund, or its own legal counsel at its own expense, and it shall not be liable for any action taken or not taken by it in good faith in accordance with such instructions or in accordance with advice of counsel.

(d)         The Administrator hereby agrees that all records which it maintains for the Fund pursuant to its duties hereunder are the property of the Fund and further agrees to surrender promptly to the Fund any of such records upon the Manager’s request.

(e)         It is understood that in determining security valuations, as appropriate, the Administrator employs one or more pricing services to determine valuations of portfolio securities for purposes of calculating net asset values of the Master Fund and the Fund, as described in the Prospectus dated ______________, and any successor thereto (the “Prospectus”). The Administrator shall price the securities and other holdings of the Fund for which market quotations or prices are available by the use of such services. For those securities where prices are not provided by the pricing service(s) utilized by the Administrator, the Master Fund and the Fund shall approve, in good faith, the method for determining the fair value of the securities.  At such times as are necessary and in accordance with such procedures, the Portfolio Managers shall determine or obtain the valuation of the securities (subject always to the review and supervision of the Master Fund’s Board and the Board) and shall deliver to the Administrator the resulting prices for use in its calculation of net asset values; in particular, the Administrator shall price investments in Portfolio Funds based on the valuations provided to it by the Portfolio Managers or the administrators to the Underlying Adviser Funds.  The Administrator is authorized to rely on the prices provided by the Portfolio Managers, the administrators to the Underlying Adviser Funds, the Manager or other authorized representatives of the Fund without investigation or verification.

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(f)              The Manager and the Fund have and retain primary responsibility for all compliance matters relating to the Fund, including but not limited to compliance with all applicable provisions of the Securities Act, the 1940 Act, the Securities Exchange Act of 1934, state securities laws, the Internal Revenue Code of 1986, as amended, the USA PATRIOT Act of 2001 (including checking persons submitting subscription documents against the Office of Foreign Asset Controls (“OFAC”) list if the Administrator is not directed to do so, the Sarbanes-Oxley Act of 2002 and the policies and limitations of the Fund relating to the portfolio investments as set forth in the Prospectus.  The Administrator’s monitoring and other functions hereunder shall not relieve the Manager and the Fund of their primary day-to-day responsibility for assuring such compliance.  Notwithstanding the foregoing, the Administrator will be responsible for its own compliance with such statutes insofar as such statutes are applicable to the services it has agreed to provide hereunder, and will promptly notify the Fund if it becomes aware of any non-compliance which relates to the Fund.  The Administrator shall provide the Fund with quarterly and annual certifications (on a calendar basis) with respect to the design and operational effectiveness of its compliance and procedures.

(g)              The Fund hereby certifies that it has undertaken (or will undertake in a timely manner) all filings and other actions necessary to permit the Fund to lawfully offer and sell Shares of the Fund without registration under the Securities Act and the applicable securities laws of each state and territory in which the Fund intends to offer and sell Shares.  Except as otherwise noted on Schedule A hereto, the Fund is not delegating to the Administrator any responsibility to monitor or otherwise take any actions with respect to the qualification for or maintenance of any applicable Federal or state securities law exemptions.

(h)              The Administrator shall maintain a disaster recovery and business continuity plan and adequate and reliable computer and other equipment necessary and appropriate to carry out its obligations under this Agreement.  Upon the Fund’s reasonable request, the Administrator shall provide supplemental information concerning the aspects of its disaster recovery and business continuity plan that are relevant to the services provided hereunder.

3.         Fees; Delegation; Expenses

(a)         In consideration of the services rendered pursuant to this Agreement, the Fund will pay the Administrator fees, each as provided in Schedule B hereto. In addition, to the extent that the Administrator corrects, verifies or addresses any prior actions or inactions by the Fund or by any other service provider, the Administrator shall be entitled to additional fees as provided in Schedule B.  Fees shall be adjusted in accordance with Schedule B or as otherwise agreed to in writing by the parties from time to time. The parties may amend this Agreement to include fees for any additional services requested by the Fund, enhancements to current services, or to add funds for which the Administrator has been retained.  The Fund agrees to pay the Administrator’s then current rate for additional services provided, or for enhancements to existing services currently provided, after the execution of this Agreement.

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(b)      For the purpose of determining fees payable to the Administrator, net asset value shall be computed in accordance with the Fund's organizational documents, the Prospectus and the resolutions of the Fund, if any. The fee for the period from the day charges begin accruing under this Agreement until the end of that period shall be pro-rated according to the proportion that such period bears to the full period.  Upon any termination of this Agreement before the end of any period, the fee for such part of a period shall be pro-rated according to the proportion which such period bears to the period and shall be payable upon the date of termination of this Agreement.  Should the Fund be liquidated, merged with or acquired by another fund or investment company, any accrued fees shall be immediately payable.

(c)      The Administrator will bear all expenses incurred by it in connection with the performance of its services under Section 2, except as otherwise provided herein.  The Administrator shall not be required to pay or finance any costs and expenses incurred in the operation of the Fund, including, but not limited to: taxes; interest; brokerage fees and commissions; salaries, fees and expenses of the Manager or any officers; any Securities and Exchange Commission (the “Commission”) fees and state Blue Sky fees; advisory fees; charges of custodians, prime brokers, transfer agents, dividend disbursing and accounting services agents and other service providers; security pricing services; insurance premiums; outside auditing and legal expenses, including but not limited to attorneys’ fees incurred in connection with responding to or complying with SEC or other regulatory investigations, inquiries or subpoenas; costs of organization and maintenance of corporate existence; taxes and fees payable to federal, state and other governmental agencies; preparation, typesetting, printing, proofing and mailing of prospectuses, statements of additional information, Prospectuses or notices, forms or applications and proxy materials for regulatory purposes and for distribution to prospective or current Shareholders of the Fund; preparation, typesetting, printing, proofing and mailing and other costs of shareholder reports; expenses in connection with the electronic transmission of documents and information including electronic filings with the Commission and the states; research and statistical data services; expenses incidental to holding meetings of the Fund's Shareholder and Manager; fees and expenses associated with internet, e-mail and other related activities; expenses incurred for distribution of Shares and extraordinary expenses.  The Administrator shall not be required to pay any Blue Sky fees or take any related Blue Sky actions except as set forth on Schedule A, and then not unless and until it has received the amount of such fees from the Fund.

(d)      Except as otherwise specified, fees payable hereunder shall be calculated and billed as set forth on Schedule B.  The Fund agrees to pay all fees within thirty days of receipt of each invoice or other method of notification of payment due the Administrator.  The Administrator retains the right to charge interest in the amount of 1 percent per month on any amounts that remain unpaid beyond such thirty day period.

4.         Proprietary and Confidential Information

The Administrator agrees on behalf of itself and its employees to treat confidentially and as proprietary information of the Fund all records relative to the Fund, its business, and the Fund’s Shareholders, including such proprietary information received by the Administrator prior to the date of this Agreement (“Confidential Information”), not to use such records and information for any purpose other than performance of its responsibilities and duties hereunder, and not to disclose such information except where the Administrator may be exposed to civil or criminal proceedings for failure to comply, when requested to divulge such information by duly constituted authorities or court process, when subject to governmental or regulatory audit or investigation, or when so requested by the Fund. In case of any requests or demands for inspection of the records of the Fund, the Administrator will endeavor to notify the Manager promptly and to secure instructions from a representative of the Manager as to such inspection, unless prohibited by law from making such notification. Records and information which have become known to the public through no action or inaction of the Administrator or any of its employees, agents or representatives, and information which was already in the possession of the Administrator prior to the date hereof, shall not be subject to this paragraph.

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5.         Limitation of Liability

 (a)  The Administrator shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except for a loss resulting from the Administrator’s willful misfeasance, bad faith or gross negligence in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement.  Furthermore, the Administrator shall not be liable for (i) any action taken or omitted to be taken in accordance with or in reliance upon written or oral instructions, advice, data, documents or information (without investigation or verification) received by the Administrator from or on behalf of the Manager or an officer or representative of the Fund, or from a representative of any of the parties referenced in Section 2,  (ii) its reliance on the security valuations without investigation or verification provided by pricing service(s), the Fund’s Manager, a Portfolio Manager, the administrators to the Underlying Adviser Funds, or other representatives of the Fund, (iii) any liability arising from the offer or sale of any Shares by the Fund in reliance on exemptions from registration under the Securities Act and the applicable securities laws of each state and territory in which the Fund intends to offer and sell Shares, or (iv) any action taken or omission by the Fund, the Manager, Portfolio Managers, the administrators to the Underlying Adviser Funds or any past or current service provider.

(b)  The Administrator assumes no responsibility hereunder, and shall not be liable, for any default, damage, loss of data or documents, errors, delay or any other loss whatsoever caused by events beyond its reasonable control.  The Administrator will, however, take all reasonable steps to minimize service interruptions for any period that such interruption continues beyond its control.

(c)       The Fund agrees to indemnify and hold harmless the Administrator, its employees, agents, officers, directors, affiliates and nominees (collectively, the “Indemnified Parties”) from and against any and all claims, demands, actions and suits, and from and against any and all judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character which may be asserted against or incurred by any Indemnified Party or for which any Indemnified Party may be held liable (a “Claim”) arising out of or in any way relating to (i) the Administrator’s actions or omissions, (ii) the Administrator’s reliance on, implementation of or use of (without investigation or verification) advice, instructions, requests, directions, information, data, records and documents received by the Administrator from any party referenced in Section 2 hereof or other representative of the Fund, (iii) any breach of any of the Fund’s obligations, representations or warranties hereunder, or (iv) any action taken by or omission of the Fund, its Manager, any Portfolio Managers, or any past or current  service provider.  The Indemnified Parties shall not be indemnified to the extent a Claim resulted from the Administrator’s or the Indemnified Parties’ willful misfeasance, bad faith, or gross negligence in the performance of the Administrator’s duties hereunder or from reckless disregard by the Administrator of its obligations and duties hereunder.

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(d)        The Administrator agrees to indemnify and hold harmless the Fund, its employees, officers and directors (collectively, the “Fund Indemnified Parties”) from and against any and all claims, demands, actions and suits, and from and against any and all judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character which may be asserted against or incurred by any Fund Indemnified Party or for which any Fund Indemnified Party may be held liable, arising out of or in any way relating to the Administrator’s willful misfeasance, bad faith or gross negligence in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement.

(e)         In no event and under no circumstances shall either party, its affiliates or any of its or their officers, directors, shareholders, agents or employees be liable to anyone, including, without limitation, the other party, under any theory of tort, contract, strict liability or other legal or equitable theory for lost profits, exemplary, punitive, special, indirect or consequential damages for any act or failure to act under any provision of this Agreement regardless of whether such damages were foreseeable and even if advised of the possibility thereof. The indemnity and defense provisions set forth in this Section 5 shall indefinitely survive the termination and/or assignment of this Agreement.

6.         Term

(a)              This Agreement shall become effective as of the date this Agreement is executed and shall continue in effect until terminated as provided herein.  This Agreement shall continue in effect with respect to the Fund until the third anniversary of the date of this Agreement.  Thereafter if not terminated as provided herein, the Agreement shall continue automatically for successive annual periods.

(b)              The terms of this Agreement shall not be waived, altered, modified, amended or supplemented in any manner whatsoever except by a written instrument signed by the Administrator and the Fund.

(d)      Either party may terminate this Agreement at any time by giving the other party a written notice not less than one-year prior to the date the termination is to be effective.

(e)         Notwithstanding anything herein to the contrary, upon the termination of this Agreement or the liquidation of the Fund, the Administrator shall deliver the records of the Fund (in the form maintained by the Administrator to the extent permitted by applicable license agreements) to the Fund or person(s) designated by the Fund at the Fund’s cost and expense, and thereafter the Fund or its designee shall be solely responsible for preserving the records for the periods required by all applicable laws, rules and regulations. The Administrator shall be entitled to maintain a copy of such records for the sole purpose of defending itself against any action arising under or as a result of this Agreement or as otherwise required or permitted by law.  The Fund shall be responsible for all expenses associated with the movement (or duplication) of records and materials and conversion thereof to a successor fund accounting and administrative services agent, including all reasonable trailing expenses incurred by the Administrator.  In addition, in the event of termination of this Agreement, or the proposed liquidation or merger of the Fund, and the Fund requests the Administrator to provide additional services in connection therewith, the Administrator shall provide such services and be entitled to such compensation as the parties may mutually agree.

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7.         Non-Exclusivity

The services of the Administrator rendered to the Fund are not deemed to be exclusive.  The Administrator may render such services and any other services to others, including other investment vehicles, including hedge funds.

8.         Governing Law; Invalidity

This Agreement shall be governed by Wisconsin law, excluding the laws on conflicts of laws.  To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the Commission thereunder.  Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

9.         Notices

Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given when sent by registered or certified mail, postage prepaid, return receipt requested, as follows:  Notice to the Administrator shall be sent to UMB Fund Services, Inc., 803 West Michigan Street, Suite A, Milwaukee, WI, 53233, Attention: Peter J. Hammond, with a copy to General Counsel, and notice to the Fund shall be sent to Hatteras Sector Select Fund, 8549 Colonnade Center Drive, Suite 401, Raleigh, NC, 27615, Attention: J. Michael Fields.

10.       Entire Agreement

This Agreement, together with the Schedules attached hereto, constitutes the entire Agreement of the parties hereto.

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11.       Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original agreement but such counterparts shall together constitute but one and the same instrument. The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

12.         Amendments

This Agreement may be amended only by the written agreement of the parties hereto.

13.         Assignment; Successors and Assigns

Neither party may assign this Agreement without the prior written consent of the other party; provided, however, that the Administrator may assign its rights hereunder to any subsidiary or affiliate with thirty (30) days’ prior written notice of such assignment.  This Agreement shall be binding upon and shall insure to the benefit of the parties hereto and their respective successors and permitted assigns.  To the extent that the Administrator appoints other parties to carry out some or all of its responsibilities under this Agreement, the Administrator (i) will, prior to appointing such other party, use reasonable care in determining that such other party is able to provide such services and (ii) will remain responsible for the provision of such services to the Fund.

14.         Legal Advice

Notwithstanding anything in this Agreement to the contrary, the services provided by the Administrator hereunder do not constitute, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of the Fund or any other person.

15.         Records

The Administrator shall keep those records specified in Schedule C hereto in the form and manner, and for such period, as it may deem advisable but not inconsistent with the rules and regulations of appropriate government authorities, in particular Rules 31a-2 and 31a-3 under the 1940 Act.  The Administrator shall only destroy records at the direction of the Fund, and any such destruction shall comply with the provisions of Section 248.30(b) of Regulation S-P (17 CFR 248.1-248.30).  The Administrator may deliver to the Fund from time to time at the Administrator’s discretion, for safekeeping or disposition by the Fund in accordance with law, such records, papers and documents accumulated in the execution of its duties hereunder, as the Administrator may deem expedient, other than those which the Administrator is itself required to maintain pursuant to applicable laws and regulations.  The Fund shall assume all responsibility for any failure thereafter to produce any record, paper, or other document so returned, if and when required.

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16.         Miscellaneous

The Fund hereby grants to the Administrator the limited power of attorney on behalf of the Fund to sign Blue Sky forms and related documents in connection with the performance of its obligations under this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer as of the day and year first above written.

HATTERAS SECTOR SELECT FUND
(the “Fund”)

By:____________________________________________

Name __________________________________________

Title: __________________________________________

UMB FUND SERVICES, INC.
(“Administrator”)

By:____________________________________________
     John P. Zader, Chief Executive Officer

9

Schedule A
to the
Administration, Fund Accounting and Recordkeeping Agreement
by and between
Hatteras Sector Select Fund
and
UMB Fund Services, Inc.

Services

Subject to the direction of, and utilizing information provided by the Fund, the Manager, the Portfolio Managers, the administrators to the Underlying Adviser Funds and the Fund’s agents, the Administrator will:

General

■	Provide office space, facilities, equipment and personnel to carry out its services hereunder;

■	Maintain the accounts, books and other documents produced by the Administrator in connection with its services hereunder;

Accounting and Reporting Services

■	Maintain books and records in accordance with the terms of the Fund’s operating documents and generally accepted accounting principles;

■	Maintain checkbook registers and facilitate the payment of vendor invoices (UMB Fund Services, Inc., shall not be a signatory on any bank accounts);

■	Coordinate transfer of funds for purchase of investments and inter-bank transfers;

■
Compute distribution payments and allocations of profit, loss, income and expense to investors in accordance with the operating documents with supporting detail of preferred return, catch-up and other special allocation provisions;

■	Maintain capital account detail for each investor, including income and loss allocations, capital contributions and distributions;

■	Maintain database detail of all portfolio investment transactions;

■	Maintain database detail of each capital contribution and each distribution;

■
Coordinate and supervise the annual audit including: prepare and/or gather all supporting documentation for audit review; cash, custody and investment confirmations; legal and audit representation letters; and follow-up on all questions and requests for additional information;

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■
Provide work papers sufficient to permit the preparation and filing of all federal and state income tax returns (and such other required tax filings as may be agreed to by the parties) by the Fund’s tax accountants;

■	Prepare and distribute quarterly and annual financial reports to investors in a format and on a timetable consistent with applicable requirements;

■	Prepare and distribute individual statements of investors’ capital accounts on a monthly basis for each year-to-date and inception-to-date period as required;

■	On a quarterly basis, pursuant to the terms of the Prospectus, prepare a report reflecting the Fund’s performance and provide comparisons of performance information to pertinent benchmarks;

■	Act as liaison with the Fund’s independent public accountants, and provide account analyses, fiscal year summaries and other audit-related information schedules;

■	Assist in the preparation of the Fund’s annual financial reports, subject to the review and approval of the Fund and the Fund’s independent public accountants;

■	Review subscription documents for reasonableness; provided, however, the Manager remains solely responsible for determining accreditation;

■	At the direction of the Manager, establish and maintain member capital accounts for each investor;

■	Calculate items of income, expense, gain and loss, and allocate such items to individual Shareholder’s capital accounts in accordance with the Fund’s operating documents;

■	Determine realized gains or losses on security trades;

■	Monitor individual investments for corporate actions, cash dividends and capital changes;

■	Calculate contractual expenses (e.g., advisory fees);

■	Determine and periodically monitor the Fund's income and expense accruals and cause all appropriate expenses to be paid from Fund assets on proper authorization from the Fund;

■
Calculate the net asset value per Share of the Fund (i) in accordance with the Fund’s operating documents as provided to the Administrator, and (ii) based on security valuations, if applicable, as provided herein;

■	Maintain all general ledger accounts and related sub ledgers;

■	Provide such reports as mutually agreed upon by the parties hereto;

■	Prepare internal management reports relating to the activities of the Fund as requested

■	Prepare Form 1099s for Board members and other Fund vendors; and

■	Compute gross and net rate of return calculations, as requested.

Administrative Services

■	Prepare draft notifications to investors for distribution payments for review and approval;

■	Distribute approved notifications to investors and their advisors as directed;

■	Coordinate payment of cash distributions by check or wire;

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■	Reconcile investment securities held in custody;

■	Coordinate relationships with professionals, including attorneys, bankers, independent accountants and distribution agents used by the Fund;

■	Maintain database of investor data required for dissemination of reports and notifications, preparation of tax information and payment of cash and in-kind distributions;

■
Effect and/or maintain the qualification of Shares for sale under the securities laws of the jurisdictions indicated by the Manager or officer or other representative of the Fund by filing Form NF or such other form(s) as directed by the Fund and, subject to Section 3, remitting any applicable fees to such jurisdictions are required under applicable Blue Sky laws;

■
File with each jurisdiction, as required, the appropriate materials relating to the Fund, including, but not limited to the Fund’s Registration Statements or Post-Effective Amendments, definitive copies of the Fund’s Prospectus and annual reports;

■
Monitor sales in each jurisdiction and in the event sales of shares in a particular jurisdiction reach or exceed Administrator’s warning levels, promptly prepare an amendment to the Fund’s notice permit to increase the offering amount;

■	Compile data for and prepare with respect to the Fund’s Semi-Annual Reports on Form N-SAR;

■
Prepare and review the financial statement for the Fund’s Annual and Semi-Annual Reports included in Form N-CSR as required under the Sarbanes-Oxley Act; assist in compiling exhibits and disclosures for Form N-CSR as requested by the Manager;

■
Provide financial and Fund performance information for inclusion in the  Registration Statement for the Fund (on Form N-2 or any replacement therefor) and any amendments thereto, subject to the review of Fund counsel;

■
Assist in the acquisition of the Fund’s directors’ and officers’ errors and omissions insurance, assist in the acquisition of the Fund’s fidelity bond required by the 1940 Act, and monitor the amount of the bond and make the necessary SEC filings related thereto;

■
From time to time as the Administrator deems appropriate, check the Fund’s compliance with the policies and limitations of the Fund relating to the portfolio investments as set forth in the Fund’s Prospectus and Statement of Additional Information (but these functions shall not relieve the Fund’s Manager and Portfolio Managers, if any, of their primary day-to-day responsibility for assuring such compliance);

■	Develop with legal counsel and the secretary of the Fund an agenda for each Board meeting and, if requested by the Board of Managers, attend Board meetings and prepare minutes;

■	Provide timely response to investor inquiries and requests for additional information as directed;

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■
In connection with the Fund’s first and third fiscal quarters, prepare Form N-Q and provide to Fund counsel for its review of the same; upon the advice and direction of Fund counsel, file Form N-Q with the Commission as required;

■
Subject to having received all relevant information from the Fund and upon the advice and direction of Fund counsel, prepare Form N-PX and provide to Fund counsel for its review of the same; upon the advice and direction of Fund counsel, file Form N-PX with the Commission as required;

■	Provide secured investor account online reporting services;

■	Generally assist in the Fund’s administrative operations as mutually agreed to by the parties; and

■
Assist the Fund’s Chief Compliance Officer with the development and maintenance of a compliance calendar for the Fund, provided that it is understood by the parties that the Fund’s Chief Compliance Officer is ultimately responsible for such calendar;

Subscription Period Services

■	Development of investor database;

■	Data collection and input for the initial and subsequent closings;

■
Assist the Fund with its monitoring obligations under the USA PATRIOT Act by (1) at such time as directed by the Manager, rejecting Subscription Agreements that are not accompanied by required identifying information; (2) providing an initial check of identifying information against the FastData AML database (or any successor thereto) licensed by the Administrator; (3) providing an initial check of persons submitting Subscription Agreements against the OFAC list; (4) upon consultation with the Manager, filing a suspicious activity report with the appropriate authorities; (5) permitting federal regulators access to such information and records maintained by the Administrator relating to the Administrator’s implementation of the Fund’s monitoring obligations, as they may request, and (6) permitting such federal regulators to inspect the Administrator’s implementation of such monitoring obligations on behalf of the Fund;

■	Coordination of subscription approval process with counsel, as requested, and

■	Other administrative functions as mutually agreed upon in connection with the subscription process.

Additional Work

The duties of the Administrator shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against the Administrator hereunder.  Work requested of the Administrator that is considered to be outside the scope of the accounting, reporting and administrative services set forth above is subject to additional fees at the prevailing hourly rate.

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Schedule B
to the
Administration, Fund Accounting and Recordkeeping Agreement
by and between
Hatteras Sector Select Fund
and
UMB Fund Services, Inc.

Fees
Accounting and Administration
Annual Complex-Level Asset-Based Fee
■	First $200 million in assets	6 basis points, plus
■	Next $200 million in assets	5 basis points, plus
■	Next $200 million in assets	4 basis points, plus
■	Next $200 million in assets	3 basis points, plus
■	Assets over $800 million	2.5 basis points

The asset-based fee will be subject to the following minimum fees:

Monthly Minimum Fee                               $3,300

The above fee applies to this specific fund product and excludes optional services,

out-of-pocket expenses and other related expenses – see below.

Monthly Feeder Fee

Per feeder                                                      $1,500

Monthly Regulatory Administration Fee

■	Master fund	$2,500
■	Per feeder fund	$1,250

Regulatory administration fee applies to registered master funds, feeder funds and stand-alone products.

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Investor Services
Annual Account Fee

Per account	$40

Account fees will be subject to the minimum investor services fees listed below.

Minimum Fee

Per month	$2,000

Minimum will begin at $1,000/month until such time as the fund commences normal monthly investor activity.

Transaction Charges

■	Account setup – per account	$10.00
■	Subsequent purchases, each	$5.00
■	Tender/holdback – per month, per account in a tender/holdback process	$5.00
■	Phone calls, per minute	$1.00
■	Statement / tax form / confirm
☐	Per first page/image	$.30
☐	Per subsequent page/image	$.15
■	Email blasts – per email	$.15

Blue Sky

Per state filing $150

USA PATRIOT Act (AML) Fees

■	Per fund, per year	$1,500

■	Suspicious Activity Report filing (per occurrence)	$25

Out-of-Pocket Expenses and Other Related Expenses

Out-of-pocket expenses and other related expenses include but are not limited to: pricing services and printing of reports; financial statement system charges; photocopying; express delivery charges; travel on behalf of company business; record retention/storage/retrieval expenses; attorney’s fees incurred in connection with responding to and complying with SEC or other regulatory investigations, inquiries or subpoenas, excluding routine examinations of UMB.

Additional fees at $200 per hour or as quoted by project may apply for special programming to meet your servicing requirements or to create custom reports. Such additional fees will be charged only after receiving written notice from Hatteras confirming such additional services.

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Each of the fees in this proposal is subject to an annual escalation, the implementation of which shall be subject to UMB”s sole discretion, equal to the increase in the Consumer Price Index – Urban Wage Earners (“CPI”), which escalation shall be effective commencing one year from the date of the Agreement (the “Anniversary Date”) and on the corresponding Anniversary Date each year thereafter.  CPI shall be determined by reference to the Consumer Price Index News Release issued by the Bureau of Labor Statistics, U.S. Department of Labor.

Fees for services not contemplated by this schedule will be negotiated on a case-by-case basis.

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Schedule C
to the
Administration, Fund Accounting and Recordkeeping Agreement
by and between
Hatteras Sector Select Fund
and
UMB Fund Services, Inc.

▪
Accounting records, including Shareholder Account Ledgers, Portfolio Transactions Journals, Cash Receipts and Disbursements Journal, General Ledger, Subsidiary Ledgers, Portfolio Securities Ledger, Commissions Ledger, Capital Account Ledger and Trial Balances.

▪	Copies of the Fund’s operating documents and minute books.

▪	Shareholder correspondence (including e-mail communications) relating to matters required to be maintained by Section 31(a) of the 1940 Act

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